SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

4 November, 2009

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-FXForm 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YesNoX

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82- N/A

This Report on Form 6-K contains a report of the third quarter 2009 results of Statoil ASA, entitled "Consistent deliveries"

CONSISTENT DELIVERIES
   OPERATIONAL REVIEW
   FINANCIAL REVIEW
   OUTLOOK
   RISK UPDATE
   HEALTH, SAFETY AND THE ENVIRONMENT (HSE)
   E&P NORWAY
   INTERNATIONAL E&P
   NATURAL GAS
   MANUFACTURING & MARKETING
   LIQUIDITY AND CAPITAL RESOURCES
   USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
      Reconciliation of adjusted earnings to net operating income
      Reconciliation of adjusted earnings after tax to net income
   END NOTES
   FORWARD-LOOKING STATEMENTS

FINANCIAL STATEMENTS
   1 ORGANISATION AND BASIS OF PREPARATION
   2 FINANCIAL LIABILITIES AND FINANCIAL ITEMS
   3 INCOME TAX
   4 SEGMENTS
   5 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
   6 PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

SIGNATURES

CONSISTENT DELIVERIES

Third quarter Operating and Financial Review

Statoil's third quarter 2009 net operating income was NOK 28.3 billion, compared to NOK 47.0 billion in the third quarter of 2008. The quarterly result was mainly affected by a 31% drop in oil prices and a 32% decrease in the average price of natural gas.

Adjusted earnings in the third quarter 2009 were NOK 31.2 billion.

Net income in the third quarter of 2009 was NOK 6.6 billion and was mostly influenced by lower crude oil and gas prices and a gain on financial items.

Adjusted earnings after tax was NOK 9.3 billion in the third quarter of 2009. Adjusted earnings after tax excludes the effect of tax on net financial items, and represents an effective adjusted tax rate of 70% in the third quarter of 2009.

"Statoil delivers solid financial and operational results and continues to maintain a high activity level both in Norway and internationally. We have increased our equity production to 1,87 million barrels of oil equivalents per day, up eight per cent from third quarter 2008. Our operations outside of Norway contributed with more than 500,000 barrels of oil equivalents per day," says Statoil's chief executive Helge Lund.

"Since the second quarter we have started operations on several new oil and gas fields such as Tyrihans in the Norwegian Sea, Tune Sør in the North Sea and Thunder Hawk in the Gulf of Mexico, and our exploration programme continues to yield good results."

"Although we see signs of improvement in the global economy, there is no firm evidence that industry investment, employment and private consumption have recovered. This calls for cautiousness. Statoil is continuing to reduce cost, and we still have the flexibility to adjust our activity in response to a volatile business environment," says Lund.

	Third quarter			First nine months
	2009	2008	Change	2009	2008	Change

Net operating income (NOK billion)	28,3	47,0	(40%)	88,1	161,1	(45%)
Adjusted earnings (NOK billion)	31,2	52,4	(41%)	96,4	160,3	(40%)
Net income (NOK billion)	6,6	6,3	6%	10,6	41,2	(74%)
Earnings per share (NOK)	2.33	2.04	14%	3,50	12,95	(73%)
Average liquids price (NOK/bbl)	400	578	(31%)	347	554	(37%)
Average gas price (NOK/scm)	1.61	2.37	(32%)	2.02	2.19	(8%)
Equity production (mboe per day)	1,874	1,733	8%	1,930	1,892	2%

Highlights since second quarter 2009:

  Equity production is up 8% from third quarter 2008 to 1,874 mboe per day. For the first nine months of the year, equity production is 1,930 mboe per day
  Entitlement production is up 10% from third quarter last year to 1,712 mboe per day
  Average liquids prices measured in NOK are down 31%, gas prices down 32%, and refining margins down 59% from third quarter last year
  Successful maintenance turnarounds on the Norwegian Continental Shelf (NCS)
  New fields coming on stream were Tyrihans and Tune Sør on the NCS and Thunder Hawk in the Gulf of Mexico
  Successful debt capital markets transaction issuing USD 900 million 2.90% Notes due in October 2014
  Guiding for 2009 equity production, capital expenditure and exploration activity is unchanged

OPERATIONAL REVIEW

Third quarter

Total liquids and gas entitlement production in the third quarter of 2009 was 1,712 mboe per day, compared to 1,550 mboe per day in the third quarter of 2008. Total equity [9] production was 1,874 mboe per day in the third quarter of 2009 compared to 1,733 mboe per day in the third quarter of 2008.

The 8% increase in total equity production was primarily related to the start-up of new fields and ramp-up of production from existing fields, and was only partly reduced by declining production from mature fields, maintenance activities and various operational issues.

Entitlement production increased by 10% for the same reasons as stated above and also due to a less adverse effect of product sharing agreements (PSA effect). The average PSA effect was 163 mboe per day in the third quarter of 2009 compared to 184 mboe per day in the third quarter of 2008.

Operational data	Third quarter			First nine months			Full year
	2009	2008	Change	2009	2008	Change	2008

Average liquids price (USD/bbl)	65.5	107.6	(39%)	53.5	105.3	(49%)	91.0
USDNOK average daily exchange rate	6.11	5.37	14%	6.5	5.3	23%	5.6
Average liquids price (NOK/bbl) [3]	400	578	(31%)	347	554	(37%)	513
Gas prices (NOK/scm)	1.61	2.37	(32%)	2.02	2.19	(8%)	2.40
Refining margin, FCC (USD/boe) [4]	3.8	9.2	(59%)	4.7	8.5	(45%)	8.2
Total entitlement liquids production (mboe per day)[5]	1,060	989	7%	1,065	1,042	2%	1,055
Total entitlement gas production (mboe per day)	651	561	16%	726	674	8%	696
Total entitlement liquids and gas production (mboe per day) [6]	1,712	1,550	10%	1,791	1,716	4%	1,751
Total equity gas production (mboe per day)	665	582	14%	744	702	6%	725
Total equity liquids production (mboe per day)	1,209	1,151	5%	1,187	1,190	0%	1,200
Total equity liquids and gas production (mboe per day)	1,874	1,733	8%	1,930	1,892	2%	1,925
Total liquids liftings (mboe per day)	1,006	943	7%	1,035	1,018	2%	1,019
Total gas liftings (mboe per day)	650	561	16%	726	674	8%	696
Total liquids and gas liftings (mboe per day) [7]	1,656	1,504	10%	1,760	1,691	4%	1,714
Production cost entitlement volumes (NOK/boe, last 12 months) [8]	37.7	47.4	(20%)	37.7	47.4	(20%)	38.1
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [9]	35.3	33.2	6%	35.3	33.2	6%	33.3

Total liftings of liquids and gas were 1,656 mboe per day in the third quarter of 2009, a 10% increase from 1,504 mboe per day in the third quarter of 2008. The increase in lifting is based on the increase in entitlement production. In the third quarter of 2009 there was an underlift of 42 mboe per day [5], compared to an underlift of 29 mboe per day in the third quarter of 2008.

Refining margins were USD 3.8 per barrel in the third quarter of 2009, a 59% decline since the third quarter of 2008.

Production cost per boe of entitlement volumes was NOK 37.7 for the 12 months ended 30 September 2009, compared to NOK 47.4 for the 12 months ended 30 September 2008. [8] Based on equity [9] volumes, the production cost per boe for the two periods was respectively NOK 34.9 and NOK 43.2.

The 12 month rolling average production cost per boe decreased mainly due to non-recurring restructuring cost relating to the merger of Statoil ASA and Hydro Petroleum in 2007, and partial reversal of the restructuring cost in the fourth quarter of 2008.

Adjusted for restructuring costs and other costs arising from the merger recorded in the fourth quarter of 2007, and partially reversed in the fourth quarter of 2008, and gas injection costs, the production cost per boe of equity production for the 12 months ended 30 September 2009 was NOK 35.3 The comparable figure for the 12 months ended 30 September 2008 was NOK 33.2. The increase is partly due to currency effects from the strengthening of USD versus NOK in the most recent 12 month period compared to the 12 months ended 30 September 2008, and partly due to relatively high cost per barrel when new fields come on stream.

In the third quarter of 2009, a total of nine exploration wells were completed before 30 September 2009, five on the NCS and four internationally. Five wells were announced as discoveries, of which one are located outside the NCS.

In the third quarter of 2009, Statoil started production from Tyrihans (July) and Tune Sør (July) on the NCS, and first oil and gas was received from the Murphy Oil operated Thunder Hawk field (July) in the Gulf of Mexico.

First nine months

Total liquids and gas entitlement production in the first nine months of 2009 was 1,791 mboe per day, compared to 1,716 mboe per day in the first nine months of 2008. Total equity production was 1,930 mboe per day in the first nine months of 2009 compared to 1,892 mboe per day in the first nine months of 2008.

The 2% increase in total equity production in the first nine months of 2009 compared to same period in 2008 was primarily due to increased production from start up of new fields and ramp up on existing fields, partly offset by declining production from mature fields, various operational issues and maintenance activities.

Entitlement production increased by 4% for the same reasons as stated above and also due to a less adverse effect of product sharing agreements (PSA effect). The average PSA effect was 139 mboe per day in the first nine months of 2009 compared to 177 mboe per day in the first nine months of of 2008.

Total liquids and gas liftings in the first nine months of 2009 were 1,760 mboe per day, compared to 1,691 mboe per day in the first nine months of 2008. The 4% increase in lifting is based on the increase in entitlement production. There was an underlift in the first nine months of 2009 of 16 mboe per day [5] compared to an underlift of 9 mboe per day in the first nine months of 2008.

Refining margins were USD 4.7 per barrel in the first nine months of 2009, a 45% decline since the first nine months of 2008.

In the first nine months of 2009 Statoil completed 53 exploration wells, 32 on the NCS and 21 internationally. A total of 32 wells were announced as discoveries in the period, 27 on the NCS and five internationally.

In the first nine months of 2009 Statoil started production from Yttergryta (January), Alve (March), Tyrihans (July) and Tune Sør (July) on the NCS and received first oil and gas from Tahiti (May) and Thunder Hawk (July) in the Gulf of Mexico.

FINANCIAL REVIEW

Third quarter

In the third quarter of 2009, net operating income was NOK 28.3 billion, compared to NOK 47.0 billion in the third quarter of 2008. The decrease is mainly attributable to lower prices for both liquids and gas and to a lesser extent increased depreciation and impairment expense.

Net operating income includes certain items that management does not consider to be reflective of Statoil's underlying operational performance. Management adjusts for these items to arrive at adjusted earnings. Adjusted earnings is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods.

In the third quarter of 2009, impairment losses net of reversals (NOK 5.3 billion), underlift (NOK 0.9 billion), lower values of products in operational storage (NOK 0.2 billion) negatively impacted net operating income, while higher fair value of derivatives (NOK 3.0 billion) and other accruals (NOK 0.1 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.4 billion), adjusted earnings were NOK 31.2 billion in the third quarter of 2009.

In the third quarter of 2008, impairment losses net of reversals (NOK 3.1 billion), other accruals (NOK 1.7 billion), underlift (NOK 1.2 billion) and lower values of products in operational storage (NOK 0.9 billion) all had a negative impact on net operating income, while higher fair value of derivatives (NOK 0.6 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.9 billion), adjusted earnings were NOK 52.4 billion in the third quarter 2008.

The 41% decrease in adjusted earnings from third quarter 2008 to third quarter 2009 was primarily caused by the reduction in prices for both liquids and gas, and was only partly compensated by increased sales volumes of liquids and gas. Adjusted depreciation, amortisation and impairment also increased by NOK 2.8 billion mainly due to higher production volumes, while adjusted exploration expenses decreased by NOK 1.0 billion. Adjusted operating expenses decreased by NOK 0.8 billion and adjusted selling and administrative expenses decreased by NOK 0.1 billion.

IFRS income statement	Third quarter			First nine months			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Revenues and other income
Revenues	122.4	173.8	(30%)	339.7	502.1	(32%)	652.0
Net income (loss) from associated companies	0.6	0.4	64%	1.2	0.6	88%	1.3
Other income	0.0	0.3	(96%)	0.1	2.5	(94%)	2.8

Total revenues and other income	123.1	174.5	(29%)	341.1	505.3	(33%)	656.0

Operating expenses
Purchase (net of inventory variation)	59.6	93.9	(37%)	150.4	253.4	(41%)	329.2
Operating expenses	13.3	15.1	(12%)	41.2	43.2	(5%)	59.3
Selling, general and administrative expenses	2.3	2.4	(2%)	8.1	7.7	6%	11.0
Depreciation, amortisation and net impairment losses	17.6	11.4	54%	41.6	29.2	42%	43.0
Exploration expenses	2.1	4.6	(55%)	11.8	10.8	9%	14.7

Total operating expenses	(94.8)	(127.5)	26%	(253.0)	(344.2)	27%	(457.2)

Net operating income	28.3	47.0	(40%)	88.1	161.1	(45%)	198.8

Net financial items	3.2	(9.7)	133%	(5.5)	(6.3)	13%	(18.4)

Income tax	(24.9)	(31.0)	(20%)	(72.0)	(113.5)	(37%)	(137.2)

Net income	6.6	6.3	6%	10.6	41.2	(74%)	43.3

Adjusted earnings	Third quarter			First nine months			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income adjusted	121.0	174.9	(31%)	341.4	500.5	(32%)	653.1

Purchase, net of inventory variation adjusted	59.4	93.0	(36%)	151.9	254.2	(40%)	326.3
Operating expenses adjusted	13.6	14.4	(6%)	43.0	42.2	2%	59.7
Selling, general and administrative expenses adjusted	2.5	2.4	4%	8.1	7.5	8%	10.5
Depreciation, amortisation and impairment adjusted	12.3	9.5	29%	34.4	28.0	23%	40.5
Exploration expenses adjusted	2.1	3.1	(32%)	7.7	8.4	(9%)	12.2

Adjusted earnings [11]	31.2	52.4	(41%)	96.4	160.3	(40%)	203.9

Financial data	Third quarter			First nine months			Full year
	2009	2008	Change	2009	2008	Change	2008
Weighted average number of ordinary shares outstanding	3,183,568,449	3,185,821,248		3,184,196,695	3,186,199,738		3,185,220,293
Earnings per share (NOK)	2.33	2.04	14%	3.50	12.95	(73%)	13.58
Non-controlling interests (NOK billion)	0.8	0.2	238%	0.5	0.0	2616%	(0.0)
Cash flows provided by operating activities (NOK billion)	22.5	30.8	(27%)	61.2	83.2	(26%)	102.5
Gross investments (NOK billion)	25.0	17.1	46%	64.2	47.8	34%	95.4
Net debt to capital employed ratio	27.1%	-0.3%		27.1%	-0.3%		17.5%

Net financial items amounted to a gain of NOK 3.2 billion in the third quarter of 2009, compared to a loss of NOK 9.7 billion in the third quarter of 2008. The NOK 3.2 billion gain in the third quarter of 2009 was primarily due to fair value gains on interest rate swap positions of NOK 1.8 billion and net foreign exchange gains of NOK 2.0 billion.

The fair value gains on interest rate swaps relate to decreasing USD interest rates on the payable leg of the swaps during the three month period ended 30 September 2009. The net foreign exchange gains include fair value gains on currency swap positions related to liquidity and currency risk management and are due to a 9% weakening of the USD versus the NOK in the third quarter of 2009.

Adjusted for these factors and foreign exchange effects on the financial income, net financial items would amount to approximately zero for the period.

Third quarter 2009	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect	Net after tax
(in NOK billion)

Financial items according to IFRS	0.6	2.0	0.7	3.2	(4.5)	(1.3)

Foreign exchange (FX) impacts (incl. derivatives)	0.3	(2.0)		(1.7)
Interest rate (IR) derivatives			(1.8)	(1.8)
Subtotal	0.3	(2.0)	(1.8)	(3.5)	4.6	1.1

Financial items excluding FX and IR derivatives	0.9	0.0	(1.1)	(0.3)	0.1	(0.2)

Exchange rates	30 September 2009	31 December 2008	30 September 2008

USDNOK	5.78	7.00	5.83
EURNOK	8.46	9.87	8.33

Income taxes were NOK 24.9 billion in the third quarter of 2009, equivalent to a tax rate of 79%, compared to NOK 31.0 billion in the third quarter of 2008, equivalent to a tax rate of 83%. The decrease in the tax rate was mainly due to deferred tax income caused by currency effects in companies that are taxable in other currencies than the functional currency. This was partly offset by relatively higher income from the NCS and impairment losses with lower than average tax rate.

In the third quarter of 2009, income before tax amounted to NOK 31.5 billion, while taxable income was estimated to be NOK 10.9 billion higher. The estimated difference of NOK 10.9 billion arose in companies that changed their functional currency as from January 1, 2009.

Introducing the USD as functional currency in the parent company as from 2009 has led to reduced currency effects on net financial income. While taxes payable are unaffected by this change, taxable income exceeded consolidated accounting income before tax by approximately NOK 10.9 billion in the third quarter of 2009, thus contributing to a tax rate of 79%. Management does not consider this tax rate to be reflective of the underlying tax exposure. Adjusted earnings after tax excludes net financial items and tax on net financial items and is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and therefore better facilitates a comparison between periods.

Composition of tax expense and effective tax rate in the third quarter of 2009	Before tax	Tax	Tax rate	After tax

Adjusted earnings	31.2	(21.8)	70%	9.3
Adjustments	2.9	(1.6)	54%	1.3
Net operating income	28.3	(20.3)	72%	8.0

Net financial items:
Tax on NOK 10.9 billion taxable currency gains		(2.9)		(2.9)
Foreign exchange (FX) and interest rate (IR) derivatives	3.5	(1.7)	49%	1.8
Financial items excluding FX and IR derivatives	(0.3)	0.1	32%	(0.2)

Total	31.5	(24.9)	79%	6.6

Adjusted earnings after tax in the third quarter of 2009 was NOK 9.3 billion, down from NOK 15.4 billion in the third quarter of 2008. The tax rate on adjusted earnings was 70% and 71% in the third quarter of 2009 and 2008, respectively.

Adjusted earnings after tax by segment	Third quarter
	2009			2008
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after-tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after-tax

E&P Norway	25.3	18.7	6.6	43.7	32.7	11.0
International E&P	2.8	1.4	1.4	3.9	1.2	2.7
Natural Gas	3.3	1.8	1.5	2.2	2.7	(0.5)
Manufacturing & Marketing	0.1	0.0	0.1	2.7	0.7	2.0
Other	(0.3)	0.0	(0.3)	(0.1)	(0.4)	0.3

Group	31.2	21.8	9.3	52.4	37.0	15.4

In the third quarter of 2009, net income was NOK 6.6 billion compared to NOK 6.3 billion in the third quarter of 2008. The 6% increase is mainly due to the net gain on net financial items and a lower effective tax rate, only partly offset by the reduction in net operating income caused mainly by reduced prices.

In the third quarter of 2009, earnings per share based on net income were NOK 2.33 compared to NOK 2.04 in the third quarter of 2008.

First nine months

In the first nine months of 2009, the net operating income was NOK 88.1 billion, compared to NOK 161.1 billion in the first nine months of 2008. The decrease is mainly attributable to lower prices of oil and gas and increased depreciation, amortisation and impairment losses, partly offset by income from higher volumes.

In the first nine months of 2009, both impairment losses net of reversals (NOK 11.0 billion) and underlift (NOK 1.4 billion) negatively impacted net operating income, while higher fair value of derivatives (NOK 2.4 billion), higher values of products in operational storage (NOK 1.5 billion), other accruals (NOK 1.5 billion) and gain on sale of assets (NOK 0.5 billion) all had a positive impact on net operating income. Adjusted for these items and effects of inter-company eliminations (NOK 1.8 billion), adjusted earnings were NOK 96.4 billion in the first nine months of 2009.

In the first nine months of 2008 impairment losses net of reversals (NOK 3.5 billion), underlift (NOK 1.1 billion), other accruals (NOK 2.0 billion) and reversal of restructuring cost accrual (NOK 0.2 billion) negatively impacted net operating income, while the higher value of derivatives (NOK 4.7 billion), gain on sale of assets (NOK 1.2 billion) and higher values of products in operational storage (NOK 0.8 billion) all had a positive impact on net operating income. Adjusted for these items and effects of inter-company eliminations (NOK 0.9 billion), adjusted earnings were NOK 160.3 billion in the first nine months of 2008.

The 40% decrease in adjusted earnings from the first nine months of 2008 to the first nine months of 2009 was primarily due to the drop in both liquids and gas prices, and was only partly offset by higher income from sales of liquids and natural gas. Other contributing factors include a NOK 6.7 billion increase in adjusted depreciation, amortisation and impairment expense caused by higher production volumes, a NOK 0.8 billion increase in adjusted operating expenses and a NOK 0.5 billion increase in adjusted selling, general and administrative expense. Lower adjusted exploration expenses made a positive contribution of NOK 0.7 billion.

Net financial items amounted to a loss of NOK 5.5 billion in the first nine months of 2009, compared to a loss of NOK 6.3 billion in first nine months of 2008. The NOK 5.5 billion loss in the first nine months of 2009 was primarily due to fair value losses on interest rate swap positions of NOK 4.2 billion, net foreign exchange gains of NOK 0.3 billion and an impairment loss of NOK 1.1 billion related to an investment in the Pernis refinery company.

The fair value losses on interest rate swaps relate to increasing USD interest rates on the payable leg of the swaps during the nine month period ended 30 September 2009. The net foreign exchange gains include fair value gains on currency swap positions related to liquidity and currency risk management and are due to a 17% weakening of the USD versus the NOK in the first nine months of 2009.

Adjusted for these factors, the impairment of the investment in Pernis and for foreign exchange effects on financial income, net financial items would amount to approximately zero for the period.

First nine months of 2009	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect	Net after tax
(in NOK billion)

Financial items according to IFRS	2.9	0.3	(8.7)	(5.5)	(5.1)	(10.6)

Foreign exchange (FX) impacts (incl. derivatives)	0.4	(0.3)		0.1
Interest rate (IR) derivatives			4.2	4.2
Impairment of investment in Pernis			1.1	1.1
Subtotal	0.4	(0.3)	5.3	5.4	5.3	10.7

Financial items excluding Pernis, FX and IR derivatives	3.3	0.0	(3.4)	(0.1)	0.2	0.1

Income taxes were NOK 72.0 billion in the first nine months of 2009, equivalent to a tax rate of 87%, compared to NOK 113.5 billion in the first nine months of 2008, equivalent to a tax rate of 73%. The increase in the tax rate was mainly due to currency effects related to the change of functional currency for certain companies. In the first nine months of 2009 the taxable income is higher than income before tax, which increases the tax rate in the first nine months. In addition, the tax rate was increased by relatively higher income from the NCS and impairments with lower than average tax rates.

In the first nine months of 2009, income before tax amounted to NOK 82.6 billion, while taxable income was estimated to be NOK 24.6 billion higher than income before tax. The estimated difference of NOK 24.6 billion arose in companies that changed their functional currency as from January 1, 2009.

Adjusted earnings after tax excludes the effects of tax on financial items, and in the first nine months of 2009, adjusted earnings after tax were NOK 28.5 billion, down from NOK 46.0 billion in the same period last year. The decrease is mainly due to lower liquid prices, partly offset by higher income from natural gas sales and a lower effective tax rate on adjusted earnings. The tax rate on adjusted earnings was 70% and 71% in the first nine months of 2009 and 2008, respectively.

Adjusted earnings after tax by segment	First nine months
	2009			2008
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after-tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after-tax

E&P Norway	75.7	55.7	19.9	132.9	99.8	33.1
International E&P	5.8	2.5	3.3	15.8	7.8	8.0
Natural Gas	12.5	9.1	3.4	7.1	5.3	1.9
Manufacturing & Marketing	3.1	1.4	1.7	4.1	1.3	2.8
Other	(0.7)	(0.8)	0.1	0.3	0.1	0.2

Group	96.4	67.9	28.5	160.3	114.2	46.0

In the first nine months of 2009, net income was NOK 10.6 billion compared to NOK 41.2 billion. The 74% decrease is mainly due to reduced operating income caused by lower revenues from liquids and gas sales and a higher effective tax rate, only partly offset by reduced loss on net financial items.

In the first nine months of 2009 earnings per share based on net income amounted to NOK 3.50, compared to NOK 12.95 in the first nine months of 2008.

In the first nine months of 2009, cash flows were adversely affected by a 37% decrease in liquids prices and an 8% decrease in natural gas prices, both measured in NOK, but cash flows provided by operations still exceeded cash flows to investments with NOK 5.7 billion.

Cash flows provided by operations amounted to NOK 61.2 billion, while cash flows to investments amounted to NOK 56.4 billion. Cash flows provided by operations decreased by NOK 22.0 billion from the same period last year, mainly due to lower operating income, but partly compensated by changes in working capital and lower income tax payments. Cash flows to investments increased by NOK 15.2 billion compared to the same period last year, mainly due to increased investments in property, plant and equipment and less proceeds from sales of assets.

OUTLOOK

Statoil's guiding for equity production is 1,950 mboe per day in 2009 and 2,200 mboe per day in 2012. [13] The estimate for 2009 excludes any adverse effects of potential Opec quotas. Going forward, operational regularity, gas offtake and commercial considerations related to gas sales activities represent the most significant risks to the production guidance.

Maintenance activity is not expected to materially influence our equity production in the fourth quarter of 2009, and is expected to be approximately 30 mboe per day for the full year.

Capital expenditures for 2009, excluding acquisitions and capital leases, are estimated at around USD 13.5 billion.

Unit production cost for equity volumes is estimated in the range of NOK 33 to 36 per barrel in the period from 2009 to 2012, excluding purchases of fuel and gas for injection. For 2009, the unit production cost is expected to be in the upper end of this range.

Exploration drilling is the primary tool for growing our business. The company will continue to high-grade the large portfolio of exploration assets and expects to maintain a high level of exploration activity for the remainder of 2009, although slightly lower than in 2008. Statoil expects to complete around 70 exploration and appraisal wells in 2009 and exploration expenditures is estimated at approximately USD 2.7 billion.

We anticipate that commodity prices will continue to be volatile, at least in the near term.

Refining margins have been declining for more than a year, and we anticipate that they will remain low, at least in the near term.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

RISK UPDATE

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price received in NOK for products sold. Specifically, such factors include the level of liquids and natural gas prices, trends in the exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income in 2009. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2008 for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management
Statoil has policies in place to manage acceptable risk for commercial and financial counterparties and the use of derivatives and market activities in general. Statoil has so far had only limited exposure towards distressed parties and instruments. The turmoil in the financial markets has not caused us to make any changes in our risk management policies, but we have tightened our practices with respect to credit risk and liquidity management. Only insignificant counterparty losses have been incurred so far. The group's exposure towards financial counterparties is still considered to have an acceptable risk profile, but it is anticipated that the risk may increase if the financial crisis worsens. This may be somewhat reduced by the effects of national and international actions by nations and national banks.

The markets for short- and long-term financing are currently considered to function comfortably for borrowers with Statoil's credit standing and general characteristics. However, under the current circumstances uncertainty still exists. Funding costs for short maturities are generally at historically low levels. Long-term funding costs are at attractive absolute levels although the credit spread element for corporate issuers is still higher compared to levels existing before the financial crisis. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short term AA- and AAA-rated non-Norwegian government certificates, or with banks with AA-rating.

In accordance with our internal credit rating policy, we reassess counterparty credit risk at least annually and assess counterparties that we identify as high risk more frequently. The internal credit ratings reflect our assessment of the counterparties' credit risk and are similar to the rating categories used by well known credit rating agencies, such as Standard & Poor's and Moody's.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Third quarter

The total recordable injury frequency was 4.0 in the third quarter of 2009 compared to 5.9 in the third quarter of 2008. The serious incident frequency decreased from 2.1 in the third quarter of 2008 to 1.6 in the third quarter of 2009. There was one fatality in the third quarter of 2009 when a merchant seaman drowned in the river Seine in Normandy, France, and one fatality in October at the Leismer development south of Alberta, Canada.

The number of accidental oil spills in the third quarter of 2009 decreased compared to the third quarter of 2008, and the volume decreased from 42 to 3 cubic metres in the third quarter of 2009.

First nine months

The total recordable injury frequency was 4.2 in first nine months of 2009 compared to 5.7 in first nine months of 2008. The serious incident frequency rate decreased from 2.3 in first nine months of 2008 to 2.0 in first nine months of 2009. There were five fatalities in the first nine months of 2009 (six year to date). One fatality occurred when a contractor fell down while dismantling scaffolding, three Statoil employees were on board the Air France flight 447 that disappeared over the Atlantic, and one fatality occurred on the vessel Lady Shana when the shore gangway collapsed and fell into the river Seine while a crew member was crossing it.

The number of accidental oil spills in the first nine months of 2009 decreased compared to the first nine months of 2008, and the volume decreased from 318 to 49 cubic metres in the first nine months of 2009.

	Third quarter		First nine months		Full year
HSE	2009	2008	2009	2008	2008

Total recordable injury frequency	4.0	5.9	4.2	5.7	5.4
Serious incident frequency	1.6	2.1	2.0	2.3	2.2
Accidental oil spills (number)	90	115	291	301	401
Accidental oil spills (volume, cubic metres)	3	42	49	318	342

E&P NORWAY

IFRS income statement	Third quarter			First nine months			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income	38.7	52.7	(27%)	115.6	174.3	(34%)	219.8

Operating expenses	5.7	5.2	8%	17.3	17.1	1%	23.5
Selling, general and administrative expenses	0.0	(0.1)	(126%)	0.1	(0.1)	154%	(0.1)
Depreciation, amortisation and impairment	6.4	5.6	14%	18.2	17.2	6%	24.0
Exploration expenses	0.8	1.6	(50%)	3.6	3.6	(1%)	5.5

Total expenses	12.9	12.3	5%	39.2	37.8	4%	52.9

Net operating income	25.9	40.4	(36%)	76.5	136.5	(44%)	166.9

Adjusted earnings [11]	Third quarter			First nine months			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income adjusted	38.1	56.3	(32%)	115.5	171.0	(32%)	222.0

Operating expenses adjusted	5.6	5.5	2%	17.9	17.4	3%	24.6
Selling, general and administrative expenses adjusted	0.0	(0.1)	100%	0.1	(0.1)	0%	(0.1)
Depreciation, amortisation and impairment adjusted	6.4	5.6	14%	18.2	17.2	6%	24.0
Exploration expenses adjusted	0.8	1.6	(50%)	3.6	3.6	0%	5.5

Adjusted earnings [11]	25.3	43.7	(42%)	75.7	132.9	(43%)	168.0

	Third quarter			First nine months			Full Year
Operational data	2009	2008	Change	2009	2008	Change	2008

Prices:
Liquids price (USD/bbl)	64.8	109.8	(41%)	53.1	105.8	(50%)	91.5
Liquids price (NOK/bbl)	396.3	589.4	(33%)	344.4	556.1	(38%)	515.4
Transfer price natural gas (NOK/scm)	1.16	1.86	(37%)	1.49	1.70	(12%)	1.87

Liftings:
Liquids (mboe per day)	742	750	(1%)	768	799	(4%)	808
Natural gas (mboe per day)	588	512	15%	652	619	5%	637
Total liquids and gas liftings (mboe per day)	1,330	1,262	5%	1,419	1,418	0%	1,445

Production:
Entitlement liquids (mboe per day)	770	780	(1%)	777	814	(5%)	824
Entitlement natural gas (mboe per day)	589	512	15%	652	619	5%	637
Total entitlement liquids and gas production (mboe per day)	1,359	1,292	5%	1,428	1,433	(0%)	1,461

Third quarter

  Strong operational performance with a 5% increase in production and successful turnarounds in the quarter
  Good cost control while income is adversely affected by declining prices for liquids and natural gas
  Tyrihans started production on 8 July andTune Sør started production on 18 July

OPERATIONAL REVIEW

Average daily production of liquids decreased slightly from 780 mboe per day in the third quarter of 2008 to 777 mboe per day in the third quarter of 2009. The decrease in liquids production was mainly related to the expected decline on several fields, the shut down of injection wells at Statfjord, reduced pressure at the C-segment at Norne, close-down of two subsea templates at Gullfaks Sør, well S-4 at Kristin only produced for part of the third quarter of 2009 and temporarily reduced production at Oseberg. The decrease was partly offset by a lower production loss, caused by turnarounds in the third quarter of 2009, than in the third quarter of 2008. The build-up of production at both Ormen Lange and Snøhvit and new production from Alve, Tyrihans, Volve, Vilje and Yttergryta also partly offset the decrease in liquids production.

Average daily production of gas increased from 512 mboe per day in the third quarter of 2008 to 588 mboe per day in the third quarter of 2009. The increase was mainly related to Kvitebjørn being back in full production from July, the build-up of production at Ormen Lange, new production from Alve and Tyrihans, increased gas exports from Åsgard and less production loss in the third quarter of 2009 than in the same quarter of 2008, due to turnarounds. The increase was partly offset by expected declines at several fields, lower offtake of Oseberg and Troll gas in the third quarter of 2009 compared to 2008, and the fact that the well S-4 at Kristin only produced during part of the third quarter 2009.

Average daily lifting of liquids decreased from 750 mboe per day in the third quarter of 2008 to 742 mboe per day in the same quarter of 2009.

Exploration expenditure (including capitalised exploration expenditure) were NOK 1.5 billion in the third quarter of 2009, compared to NOK 2.3 billion in the third quarter of 2008, mainly due to fewer wells being drilled and lower average drilling cost per day as most activity in the third quarter of 2009 was located in the North Sea.

Adjusted exploration expenses were NOK 0.8 billion in the third quarter of 2009, compared to NOK 1.6 billion in the third quarter of 2008. In the third quarter of 2009, five exploration and appraisal wells were completed on the NCS. Four were discoveries.

FINANCIAL REVIEW

In the third quarter of 2009, net operating income for E&P Norway was NOK 25.9 billion compared to NOK 40.4 billion in the third quarter of 2008. The decrease is mainly attributable to lower oil and gas prices.

In the third quarter of 2009, unrealised gain on derivatives (NOK 1.5 billion) had a positive impact on net operating income, while underlift (NOK 0.8 billion) and other accruals (NOK 0.1 billion) negatively impacted net operating income. Adjusted for these items, adjusted earnings were NOK 25.3 billion in the third quarter of 2009. In the third quarter of 2008, adjusted earnings were NOK 43.7 billion. The decrease was mainly due to a drop in E&P Norway's realised price of liquids measured in NOK, which negatively impacted the adjusted earnings by NOK 13.7 billion and a decrease in the production of oil which negatively impacted adjusted earnings by NOK 0.5 billion. The lower transfer sales price of natural gas negatively impacted adjusted earnings by NOK 6.0 billion, partly offset by an increase in produced natural gas volumes which contributed NOK 2.1 billion. Also, other income was NOK 0.2 billion lower due to lower income from earn out agreements, sales and administration costs were NOK 0.3 billion higher and depreciation, amortisation and impairment were NOK 0.8 billion higher. Operating expenses were the same as in the third quarter of 2008. Exploration expenses were NOK 0.8 billion lower.

First nine months

OPERATIONAL REVIEW

Average daily production of liquids decreased from 814 mboe per day in the first nine months of 2008 to 777 mboe per day in the first nine months of 2009. The decrease in liquids production was mainly related to expected declines on several fields, the temporary shut-down of well S-4 at Kristin, the shutdown of injection wells at Statfjord, close-down of two subsea templates at Gullfaks Sør, reduced pressure at the C-segment at Norne, turnaround at Oseberg in June and close-down of the Tordis subsea separator from the end of May 2008 due to leakage from a well. The decrease was partly offset by build up of production at Ormen Lange and Snøhvit and new production from Alve, Tyrihans, Volve, Vilje and Yttergryta.

Average daily production of gas increased from 619 mboe per day in the first nine months of 2008 to 652 mboe per day in the first nine months of 2009. The increase of gas production is mainly due to the build-up of production at Ormen Lange and Snøhvit, new production from Alve, and Kvitebjørn returning to full production from July 2009.

Average daily lifting of liquids decreased from 799 mboe per day in the first nine months of 2008 to 768 mboe per day in the first nine months of 2009.

Exploration expenditure (including capitalised exploration expenditure) were NOK 6.7 billion in the first nine months of 2009, compared to NOK 5.8 billion in the third quarter of 2008, mainly due to more wells being drilled.

Adjusted exploration expenses were NOK 3.6 billion in the first nine months of 2009, the same as in the first nine months of 2008. In the first nine months of 2009, 31 exploration and appraisal wells and one exploration extension were completed on the NCS, of which 26 exploration and appraisal wells and one exploration extension were discoveries.

FINANCIAL REVIEW

In the first nine months of 2009, the net operating income for E&P Norway was NOK 76.5 billion compared with NOK 136.5 billion in the first nine months of 2008.

Unrealised gain on derivatives (NOK 1.0 billion), a change in future settlement related to a sale of a licence share (NOK 0.5 billion) and a refund of historic gas purchase (NOK 0.3) had a positive impact on net operating income in the first nine months of 2009, while underlift (NOK 0.8 billion) and accrual for take-or-pay contract (NOK 0.2 billion) negatively impacted net operating income.

Adjusted for these items, adjusted earnings were NOK 75.7 billion in the first nine months of 2009. In the first nine months of 2008, adjusted earnings were NOK 132.9 billion.The decrease was mainly due to a drop in E&P Norway's realised price of liquids measured in NOK, which negatively impacted the adjusted earnings by NOK 44.9 billion and a decrease in oil production which negatively impacted adjusted earnings by NOK 6.1 billion. A lower transfer sales price for natural gas negatively impacted adjusted earnings by NOK 5.7 billion, partly offset by an increase in produced natural gas volumes, which contributed NOK 2.2 billion. Other income was NOK 0.7 billion lower, due to lower income from earn out agreements. Depreciation, amortisation and impairment were NOK 1.1 billion higher, transportation and processing cost were NOK 0.7 billion higher and operating expenses was NOK 0.4 billion higher. Exploration expenses were the same as in the first nine months of 2008.
Important Events:

  On 8 July Statoil started production from the Tyrihans oil and gas field in the Norwegian Sea
  On 14 July it was assessed that planned well modifications will allow 7 mmbl of oil and one billion scm of associated gas to be recovered from Vega South
  On 18 July production started at the Tune Sør satellite, which is tied back to the Oseberg field centre
  The Petroleum Safety Authority Norway (PSA) has given its consent for further operations on Veslefrikk. The new licence extends operations until 2020
  Exploration successes in the period included four discoveries: PL159D Idun Nord (21 July), PL318 Peon (26 July), PL074 Nona S (2 September) and PL211 Victoria (15 September)

INTERNATIONAL E&P

IFRS income statement	Third quarter			First nine months			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income	11.4	11.0	4%	30.2	38.0	(20%)	46.1

Purchase, net of inventory variation	0.4	0.6	(29%)	1.2	1.3	(12%)	1.7
Operating expenses	1.4	1.4	0%	4.8	4.3	11%	5.6
Selling, general and administrative expenses	0.9	0.8	15%	2.4	2.3	4%	3.2
Depreciation, amortisation and impairment	6.5	4.5	43%	14.0	8.5	66%	13.7
Exploration expenses	1.3	3.0	(58%)	8.1	7.2	13%	9.2

Total expenses	10.5	10.4	1%	30.5	23.6	29%	33.3

Net operating income	0.9	0.6	48%	(0.3)	14.4	(102%)	12.8

Adjusted earnings [11]	Third quarter			First nine months			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income adjusted	11.9	11.0	8%	31.0	35.9	(14%)	45.1

Purchase, net of inventory variation adjusted	0.4	0.6	(33%)	1.2	1.3	(8%)	0.0
Operating expenses adjusted	1.8	1.4	29%	5.1	4.1	24%	6.0
Selling, general and administrative expenses adjusted	0.9	0.8	13%	2.4	2.3	4%	3.2
Depreciation, amortisation and impairment adjusted	4.7	2.7	74%	12.5	7.6	64%	11.6
Exploration expenses adjusted	1.3	1.5	(13%)	4.0	4.8	(17%)	6.7

Adjusted earnings [11]	2.8	4.0	(30%)	5.8	15.8	(63%)	17.7

	Third quarter			First nine months			Full Year
Operational data	2009	2008	Change	2009	2008	Change	2008

Prices:
Liquids price (USD/bbl)	67.1	98.5	(32%)	54.3	103.0	(47%)	88.7
Liquids price (NOK/bbl)	410.3	528.6	(22%)	352.5	541.5	(35%)	499.3

Liftings:
Liquids (mboe per day)	264	193	37%	267	218	22%	211
Natural gas (mboe per day)	62	49	26%	74	55	35%	59
Total liquids and gas liftings (mboe per day)	326	242	35%	341	273	25%	270

Production:
Entitlement liquids (mboe per day)[6]	290	208	39%	289	228	26%	232
Entitlement natural gas (mboe per day)	62	49	26%	74	55	35%	59
Total entitlement liquids and gas production (mboe per day)	352	258	37%	362	283	28%	290
Total equity gas production (mboe per day)	76	70	8%	92	83	10%	88
Total equity liquids production (mboe per day)	439	371	18%	410	376	9%	376
Total equity liquids and gas production (mboe per day)	515	441	17%	502	460	9%	465

Third quarter

  Entitlement production increased by 37% and equity production increased by 17% compared to third quarter last year
  Revenues were adversely impacted by 22% lower liquids prices measured in NOK
  Cost increases are in line with increased activity and new fields coming on stream

OPERATIONAL REVIEW

Average daily entitlement production of liquids and gas was 352 mboe per day in the third quarter of 2009, compared to 258 mboe per day in the third quarter of 2008. There was an average negative Production Sharing Agreement (PSA) effect on entitlement production of 163 mboe per day in the third quarter of 2009, compared to 184 mboe in the third quarter of 2008.

Average daily equity production of liquids increased from 371 mboe per day in the third quarter of 2008 to 439 mboe per day in the third quarter of 2009. The increase in liquids production was mainly related to the ramp-up on the Agbami field in Nigeria, start-up on Tahiti in the Gulf of Mexico in the second quarter of 2009, start-up on South Pars in Iran in the fourth quarter of 2008 and increased production from ACG in Azerbaijan which experienced gas leakage in the third quarter of 2008. The increase was partly offset by decreased production from Kizomba A and Kizomba B in Angola.

Average daily equity production of gas increased from 70 mboe per day in the third quarter of 2008 to 76 mboe per day in the third quarter of 2009. The increase was mainly related to increased gas production from In Salah due to low nominations and turnaround in the third quarter of 2008 and increased production from Independence Hub following the hurricanes affecting the third quarter of 2008. This was partly offset by decreased production from Shah Deniz due to lower nominations and a turnaround operation in the third quarter of 2009.

Average daily lifting of liquids and gas increased from 242 mboe per day in the third quarter of 2008 to 326 mboe per day in the third quarter of 2009.

Exploration expenditure (including capitalised exploration expenditure) was unchanged at NOK 2.0 billion in the third quarter of 2009 compared to the third quarter of 2008. There has been an increase in drilling cost which is offset by a decrease in pre-sanctioning cost.

Adjusted exploration expenses were NOK 1.3 billion in the third quarter of 2009, compared to NOK 1.5 billion in the third quarter of 2008. The 13% decrease was mainly due to reduced spending on seismic and lower pre-sanctioning costs and decreased expense capitalised previous year, partly offset by increased drilling activity and a higher USDNOK exchange rate.

In the third quarter of 2009, four exploration and appraisal wells were completed, and one well was announced as discoveries. A number of completed wells have encountered hydrocarbons but need more thorough evaluation before final conclusions on potential commerciality can be made.

FINANCIAL REVIEW

In the third quarter of 2009, net operating income for International E&P was NOK 0.9 billion compared to NOK 0.6 billion in the same period last year. In the third quarter of 2009, impairment losses (NOK 1.8 billion) and underlift (NOK 0.1 billion) negatively impacted net operating income. In the third quarter 2008, impairment losses (NOK 3.3 billion of which NOK 1.5 billion was related to exploration expenses and NOK 1.8 billion affected depreciation and amortisation) had a negative impact on net operating income.

Adjusted for these items, adjusted earnings in the third quarter of 2009 and 2008, were NOK 2.8 billion and NOK 3.9 billion, respectively. The decrease was mainly due to a 22% drop in realised liquids and gas prices measured in NOK, which negatively impacted adjusted earnings by NOK 3.2 billion and an increase of NOK 2.0 billion in depreciation and amortisation costs. Higher depreciation is mainly due to substantially increased production related to new fields. The decrease was partly compensated by higher entitlement production positively impacting adjusted earnings by NOK 4.2 billion. In general, adjusted revenues and costs were impacted by the 14% strengthening of the US dollar versus NOK from the third quarter of 2008 to the third quarter of 2009.

First nine months

OPERATIONAL REVIEW

Average daily entitlement production of liquids and gas was 362 mboe per day in the first nine months of 2009, compared to 283 mboe per day in the first nine months of 2008. There was an average negative PSA effect on entitlement production of 139 mboe per day in the first nine months of 2009, compared to 177 mboe in the first nine months of 2008.

Average daily equity production of liquids increased from 376 mboe per day in the first nine months of 2008 to 410 mboe per day in the first nine months of 2009. The increase in liquid production was mainly related to the ramp-up of the Agbami field in Nigeria and start-ups on Tahiti in the Gulf of Mexico, Saxi-Batuque in Angola and South Pars in Iran. The increase was partly offset by decreased production from Girassol/Jasmin due to planned shutdown and OPEC restrictions.

Average daily equity gas production increased from 83 mboe per day in the first nine months of 2008 to 92 mboe per day in the first nine months of 2009. The increase is mainly related to higher gas production from the Independence Hub in the Gulf of Mexico due to shutdowns and hurricanes in 2008.

Average daily lifting of liquids and gas increased from 273 mboe per day in the first nine months of 2008 to 341 mboe per day in the first nine months of 2009.

Exploration expenditure was NOK 6.0 billion in the first nine months of 2009 compared to NOK 6.1 billion in the first nine months of 2008. The decrease was due to a reduction in seismic spending largely offset by increased drilling cost.

Adjusted exploration expenses were NOK 4.0 billion in the first nine months of 2009, compared to NOK 4.8 billion in the first nine months of 2008. The 17% decrease was mainly due to reduced seismic spending and an increased capitalised exploration expenditure, partly offset by increased drilling cost and decreased capitalised previous years.

In the first nine months of 2009, 21 exploration and appraisal wells were completed and five wells were declared as discoveries.

FINANCIAL REVIEW

Net operating income for International E&P in the first nine months of 2009 was negative NOK 0.3 billion, compared to NOK 14.4 billion in the first nine months of 2008.

In the first nine months of 2009, impairment losses (NOK 5.6 billion of which NOK 4.1 billion is affecting exploration and NOK 1.5 billion affecting depreciation and amortisation) and underlift (NOK 0.5 billion) negatively impacted net operating income. In the first nine months of 2008, impairment losses (NOK 3.3 billion of which NOK 2.4 billion affected exploration and NOK 0.9 billion affected depreciation and amortisation) negatively impacted net operating income, while a gain on sale of assets (NOK 1.2 billion) and overlift (NOK 0.7 billion) had a positive effect on net operating income.

Adjusted for these items, adjusted earnings in the first nine months of 2009 and 2008, were NOK 5.8 billion and NOK 15.8 respectively. The decrease was mainly due to a 34% drop in realised liquids and gas prices measured in NOK, negatively impacting adjusted earnings by NOK 14.5 billion. In addition there was an increase of NOK 5.0 billion in depreciation and amortisation and NOK 0.8 billion increase in operating expenses. The decrease was partly compensated by higher entitlement production positively impacting the adjusted earnings by NOK 9.8 billion and a NOK 0.7 billion decrease in exploration expenses. In general, adjusted revenues and costs were considerably impacted by the 23% strengthening of the US dollar versus NOK from the first nine months of 2008 compared to the first nine months of 2009.

Important events:

  On 8 July Statoil received its first oil and gas delivery from the Murphy Oil operated Thunder Hawk field in the Gulf of Mexico
  On 29 July Anadarko Petroleum Corporation announced a discovery at the Vito exploration well in Mississippi Canyon in Gulf of Mexico. The well encountered around 80 metres of oil pay in subsalt Miocene sands. Statoil has a 25% working interest in Vito

Subsequent important events:

  On 1 October Angolan national oil company Sonangol and BP announced an oil discovery in the ultra-deepwater block 31, offshore Angola. Statoil holds a 13.33% stake in block 31. This is the nineteenth find made on this block
  On 11 October the third and final platform on the South Pars phase 6, 7 & 8 project in Iran started production. Statoil is the offshore development operator of these phases and will assist the Pars Oil and Gas Company (POGC) in operating the three platforms for a maximum of three years in accordance with contractual obligations, until the project costs have been recovered
  On 17 October there was a fatal accident on the Leismer development in Canada involving a contractual employee
  On 29 October Statoil signed a farm down agreement with the Chinese company CNOOC involving a number of Statoil's leases in Gulf of Mexico.

NATURAL GAS

IFRS income statement	Third quarter			First nine months			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income	20.5	25.2	(19%)	76.8	72.0	7%	110.8

Purchase, net of inventory variation	12.2	17.2	(29%)	48.8	54.6	(11%)	80.9
Operating expenses	3.5	3.5	0%	11.1	9.9	12%	13.8
Selling, general and administrative expenses	0.1	0.4	(86%)	0.4	1.0	(58%)	1.3
Depreciation, amortisation and impairment	0.7	0.6	29%	1.6	1.6	0%	2.3

Total expenses	16.5	21.7	(24%)	61.9	67.1	(8%)	98.3

Net operating income	4.0	3.5	15%	14.9	4.9	201%	12.5

Adjusted earnings [11]	Third quarter			First nine months			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income adjusted	19.6	23.7	(17%)	74.2	73.7	1%	109.8

Purchase, net of inventory variation adjusted	12.2	17.2	(29%)	48.8	54.6	(11%)	80.9
Operating expenses adjusted	3.5	3.4	3%	11.1	9.7	14%	13.6
Selling, general and administrative expenses adjusted	0.2	0.4	(50%)	0.5	1.0	(50%)	1.3
Depreciation, amortisation and impairment adjusted	0.4	0.5	(20%)	1.3	1.3	0%	2.1

Adjusted earnings [11]	3.3	2.2	50%	12.5	7.1	76%	11.9

	Third quarter			First nine months			Full Year
Operational data	2009	2008	Change	2009	2008	Change	2008

Natural gas sales Statoil entitlement (bcm)	9.1	7.9	15%	30.2	28.4	7%	50.8
Natural gas sales (third-party volumes) (bcm)	2.8	2.2	26%	6.1	4.7	32%	5.9
Natural gas sales (bcm)	11.9	10.1	18%	36.4	33.1	10%	45.2
Natural gas sales on commission	0.2	0.3	(35%)	0.9	1.0	(3%)	1.8
Natural gas price (NOK/scm)	1.61	2.37	(32%)	2.02	2.19	(8%)	2.40
Transfer price natural gas (NOK/scm)	1.16	1.86	(37%)	1.49	1.70	(12%)	1.87
Regularity at delivery point	100%	100%	0%	100%	100%	0%	100%

Third Quarter

  Natural gas sales volumes increased by 18% to a total of 11.9 billion standard cubic metres in the third quarter of 2009
  Natural gas maintained good trading margins in a challenging gas market where prices are down 32% compared to the third quarter of 2008

OPERATIONAL REVIEW

Natural gas sales volumes for the third quarter of 2009 were 11.9 billion standard cubic metres (bcm), compared to 10.1 bcm in the third quarter of 2008, an increase of 18%. Of total gas sales in the third quarter of 2009, there was 9.1 bcm of entitlement gas and 0.8 bcm from the Norwegian State's direct financial interest (SDFI) share of US gas sales, while in the third quarter of 2008, 7.9 bcm was entitlement gas and 0.6 bcm was the SDFI share of US gas sales.

In the third quarter of 2009 the volume weighted average sales price was NOK 1.61 per scm (USD 6.95 per million British thermal units), compared to NOK 2.37 per scm (USD 11.64 mmbtu) in the third quarter of 2008, a decrease of 32%.

FINANCIAL REVIEW

In the third quarter of 2009 the net operating income for Natural Gas was NOK 4.0 billion, compared to NOK 3.5 billion in the third quarter of 2008. The net operating income for the two periods for Processing and transport was NOK 1.7 billion and NOK 1.6 billion, and amounted to NOK 2.3 billion and NOK 1.9 billion in Marketing and trading.

The increase in net operating income was mainly derived from increased gas sales volumes, partly offset by decreased gas sales prices. Also, improved trading results and the strengthening of EUR and USD against NOK contribute to the increase.

Adjusted for a NOK 0.9 billion gain on derivatives (favourable movement in forward prices for our derivatives in the third quarter of 2009) and net NOK 0.2 billion in impairment in the third quarter of 2009, adjusted earnings were NOK 3.3 billion in the third quarter of 2009, compared to NOK 2.2 billion in the third quarter of 2008. The increase was mainly due to a increased volumes and a reduced cost of goods sold between the quarters. This was offset by a decrease of 32% in the volume weighted average sales price, amounting to NOK 8.2 billion, of which the decrease in European piped gas price contributed NOK 6.9 billion.

Adjusted earnings in Processing and transport were NOK 1.7 billion in the third quarter of 2009, compared to NOK 1.6 billion in the third quarter of 2008. Processing and transport revenue increased by NOK 0.3 billion, while fixed operating expenses and depreciation increased by NOK 0.2 billion. This was related to higher income due to increased volumes from the NCS being transported and sold to European customers.

Adjusted earnings in Marketing and trading were NOK 1.6 billion in the third quarter of 2009, compared to NOK 0.7 billion in the third quarter of 2008. Marketing and trading income decreased by NOK 7.4 billion, mainly due to decreased gas sales prices, partly offset by higher gas sales volumes. In addition, the cost of goods decreased by NOK 8.0 billion from the first nine months of 2008 to the first nine months of 2009.The increase in adjusted earnings is mainly related to higher sales volumes, partly offset by decreased prices.

First nine months

OPERATIONAL REVIEW

Natural gas sales volumes for the first nine months of 2009 were 36.4 bcm, compared to 33.1 bcm in the first nine months of 2008, an increase of 10%. Of total gas sales for the first nine months of 2009, there was 30.2 bcm of entitlement gas and 2.1 bcm from the SDFI's share of US gas sales, while in the first nine months of 2008, 28.4 bcm was entitlement gas and 1.7 bcm was the SDFI share of US gas sales.

FINANCIAL REVIEW
For the first nine months of 2009 net operating income was NOK 14.9 billion, compared to NOK 4.9 billion in the first nine months of 2008. The net operating income for the the first nine months for Processing and transport was NOK 5.8 billion and NOK 5.0 billion, and amounted to NOK 9.1 billion and NOK -0.1 billion in Marketing and trading.

The overall net operating income in the period was affected by a NOK 2.3 billion gain on derivatives.

Adjusted earnings were NOK 12.5 billion in the first nine months of 2009, compared to NOK 7.1 billion in the first nine months of 2008. The increase was mainly due to a positive volume deviation and reduced cost of goods sold between the first nine months of 2009 and 2008. This is offset by a decrease of 8% in the volume weighted average sales price, amounting in total to NOK 5.8 billion, of which the decrease in European piped gas price contributed NOK 5.2 billion.

Adjusted earnings in Processing and transport were NOK 5.8 billion in the first nine months of 2009, compared to NOK 4.3 billion in the first nine months of 2008. Processing and transport revenue increased by NOK 1.9 billion, while fixed operating expenses and depreciation increased by NOK 0.5 billion. This was related to higher income due to increased volumes from the Norwegian Continental Shelf being transported and sold to European customers.

Adjusted earnings in Marketing and trading were NOK 6.8 billion in the first nine months of 2009, compared to NOK 2.8 billion in the first nine months of 2008. Marketing and trading income decreased by NOK 1.4 billion, mainly due to decreased gas sales prices, partly offset by higher gas sales volumes. In addition, the cost of goods decreased by NOK 5.4 billion from the first nine months of 2008 to the first nine months of 2009.

In the first nine months of 2009 the volume weighted average sales price was NOK 2.02 per scm (USD 8.21 mmbtu), compared to NOK 2.19 per scm (USD 10.98 mmbtu) in the first nine months of 2008, a decrease of 8%.

MANUFACTURING & MARKETING

IFRS income statement	Third quarter			First nine months			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income	97.8	149.2	(34%)	254.7	416.9	(39%)	531.3

Purchase, net of inventory variation	92.0	139.8	(34%)	234.2	394.7	(41%)	501.4
Operating expenses	2.7	4.8	(43%)	7.8	10.7	(27%)	14.7
Selling, general and administrative expenses	1.8	2.0	(8%)	6.0	5.8	4%	8.6
Depreciation, amortisation and impairment	3.8	0.6	545%	7.2	1.5	367%	2.1

Total expenses	100.4	147.1	(32%)	255.2	412.7	(38%)	526.8

Net operating income	(2.6)	2.0	(227%)	(0.5)	4.1	(112%)	4.5

Adjusted earnings [11]	Third quarter			First nine months			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income adjusted	97.2	147.7	(34%)	255.6	416.2	(39%)	530.5

Purchase, net of inventory variation adjusted	91.8	138.9	(34%)	235.7	395.5	(40%)	498.6
Operating expenses adjusted	2.7	3.5	(23%)	9.1	9.4	(3%)	13.4
Selling, general and administrative expenses adjusted	1.9	2.0	(5%)	5.9	5.6	5%	8.1
Depreciation, amortisation and impairment adjusted	0.6	0.6	0%	1.8	1.5	20%	2.1

Adjusted earnings [11]	0.1	2.7	(93%)	3.1	4.1	(26%)	8.3

	Third quarter			First nine months			Full Year
Operational data	2009	2008	Change	2009	2008	Change	2008

FCC margin (USD/bbl)	3.8	9.2	(59%)	4.7	8.5	(45%)	8.2
Contract price methanol (EUR/tonne)	163	295	(45%)	156	360	(57%)	344

Third quarter

  Oil sales, trading and supply income was affected by low trading results
  Manufacturing income was affected by low refining margins and methanol price
  Energy and retail experienced good margins butlow volumes

FINANCIAL REVIEW

In the third quarter of 2009 net operating loss for Manufacturing & Marketing was NOK 2.6 billion compared with a positive net operating income of NOK 2.0 billion in the third quarter of 2008. The decrease in net operating income is partly due to a NOK 3.2 billion impairment loss on a refinery asset, and a NOK 0.9 billion lower gain on inventory hedge positions which do not qualify for hedge accounting, partly offset by a NOK 1.3 billion accrual for a take-or-pay contract in the third quarter of 2008, and a NOK 0.7 billon lower loss from reduced prices on our operational storage.

Adjusted earnings were NOK 0.1 billion in the third quarter of 2009, compared to NOK 2.7 billion in the third quarter of 2008. The decrease was due to a large positive currency effect on the value of inventories in commercial storage in 2008, weaker trading results and refining margins, partly offset by higher retail fuel margins.

Adjusted earnings in Oil sales, trading and supply were NOK 0.0 billion in the third quarter of 2009, compared to NOK 2.3 billion in the third quarter of 2008. The decrease was mainly due to lower gains from storage strategies and arbitrage under prevailing market conditions, in addition to a positive currency effect on the value of inventories in commercial storage.

Adjusted earnings in Manufacturing were a loss of NOK 0.4 billion in the third quarter of 2009, compared to a positive NOK 0.2 billion in the third quarter of 2008. The decrease was due to 59% lower refining margins and 45% lower methanol prices.

Adjusted earnings in Energy and retail were NOK 0.5 billion in the third quarter of 2009, compared to adjusted earnings of NOK 0.3 billion in the third quarter of 2008. The increase was due to higher fuel margins, partly offset by lower fuel and convenience sales volumes.

First nine months

FINANCIAL REVIEW

In the first nine months of 2009 net operating loss was NOK 0.5 billion, compared with a positive net operating income of NOK 4.1 in the first nine months of 2008. The net operating income reduction is partly due to a NOK 5.4 billion impairment loss on refinery assets and a NOK 1.6 billion change in loss/gain on inventory hedge positions which do not qualify for hedge accounting, partly offset by the NOK 1.3 billion reversal in first quarter 2009 of a take-or-pay contract accrued for in the third quarter of 2008, and a NOK 0.7 billon lower loss from price decrease on our operational storage.

In the first nine months of 2009 adjusted earnings were NOK 3.1 billion, compared to NOK 4.1 billion in the first nine months of 2008. The decrease was due to a large change in currency effect on the value of inventories in commercial storage, lower refining margins and methanol prices, partly offset by strong trading results and improved retail margins.

In the first nine months of 2009 adjusted earnings in Oil sales, trading and supply were NOK 2.7 billion, compared to NOK 1.8 billion in the first nine months of 2008. The increase was mainly due to good trading results in all units, especially from storage strategies in a situation where forward prices are higher than spot market prices, partly offset by a major change in currency effect on the value of inventories in commercial storage.

In the first nine months of 2009 adjusted earnings in Manufacturing amounted to a loss of NOK 0.7 billion, compared to positive adjusted earnings of NOK 1.5 billion in the first nine months of 2008. The decrease was mainly due to 45% lower refining margins and 57% lower methanol prices.

In the first nine months of 2009 adjusted earnings in Energy and retail were NOK 1.2 billion, compared to NOK 0.9 billion in the first nine months of 2008. The increase was due to higher fuel margins, partly offset by lower fuel and convenience sales volumes.

Subsequent important events:

  Bahamas. The acquisition comprises oil storage and loading facilities which support Statoil's global growth ambitions and will strengthen Statoil's marketing and trading position in North America.

LIQUIDITY AND CAPITAL RESOURCES

Third quarter

Cash flows provided by operating activities amounted to NOK 22.5 billion in the third quarter of 2009, compared to NOK 30.8 billion in the third quarter of 2008. The NOK 8.3 billion decrease was mainly due to changes in working capital contributing NOK 9.9 billion less in the third quarter of 2009, negative changes in other non-current items related to operating activities of NOK 9.4 billion when compared to the third quarter of 2008, and NOK 4.5 billion in lower cash flows from underlying operations. These negative items were largely offset by NOK 15.5 billion lower tax payments.

Condensed cash flow statement	Third quarter			First nine months			Full year 2008
(in NOK billion)	2009	2008	Change	2009	2008	Change

Cash flows from underlying operations	48.7	53.2	(4.5)	137.6	189.2	(51.6)	239.9
Cash flows from (to) changes in working capital	(7.3)	2.6	(9.9)	(8.6)	(28.5)	19.8	(3.8)
Taxes paid	(14.7)	(30.2)	15.5	(64.4)	(82.2)	17.8	(139.6)
Other changes	(4.2)	5.1	(9.4)	(3.4)	4.7	(8.1)	6.1
Cash flows provided by operations	22.5	30.8	(8.3)	61.2	83.2	(22.0)	102.5

Acquisitions	0.0	0.0	0.0	0.0	0.0	0.0	(13.1)
Additions to PP&E and intangible assets	(17.8)	(15.5)	(2.3)	(56.5)	(45.3)	(11.2)	(76.2)
Proceeds from sales	0.8	0.5	0.3	1.0	4.6	(3.6)	5.4
Other changes	(0.0)	(0.6)	0.5	(0.9)	(0.4)	(0.5)	(1.9)
Cash flows to investments	(17.0)	(15.5)	(1.6)	(56.4)	(41.1)	(15.2)	(85.8)

Net change in long-term borrowing	(0.1)	2.4	(2.5)	36.6	0.4	36.2	(0.3)
Net change in short-term borrowing	1.9	(3.6)	5.5	(4.6)	0.8	(5.4)	10.4
Dividends paid	0.0	0.0	0.0	(23.1)	(27.1)	4.0	(27.1)
Other changes	(0.0)	(0.0)	0.0	0.1	(0.2)	0.3	(0.1)
Cash flows used in financing activities	1.8	(1.2)	3.0	9.0	(26.1)	35.1	(17.0)

Net increase (decrease) in cash flows	7.2	14.1	(6.9)	13.8	16.0	(2.2)	(0.3)

Cash flows used in investing activities amounted to NOK 17.0 billion in the third quarter of 2009, compared to NOK 15.5 billion in the third quarter of 2008. The NOK 1.6 billion increase stems from NOK 2.3 billion in increased capital expenditures related to property plant and equipment, and is partly offset by NOK 0.5 billion in other cash flow changes to investments and NOK 0.3 billion more in proceeds from sales.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 25.0 billion in the third quarter of 2009, compared to NOK 17.1 billion in the third quarter of 2008. The increase stems in part from a NOK 6.4 billion capitalisation of a financial lease in the third quarter of 2009.

Gross investments	Third quarter			First nine months			Full year 2008
(in NOK billion)	2009	2008	Change	2009	2008	Change

- E&P Norway	8.8	8.8	(1%)	27.9	24.4	14%	34.9
- International E&P	13.9	6.1	129%	30.0	17.1	75%	48.7
- Natural Gas	0.8	0.4	85%	1.5	1.3	20%	2.0
- Manufacturing & Marketing	1.2	1.6	(21%)	3.8	4.4	(13%)	8.5
- Other	0.3	0.2	19%	1.0	0.6	61%	1.3

Gross investments	25.0	17.1	46%	64.2	47.8	34%	95.4

Cash flows used in investing activities and gross investments have been reconciled in the table below.

Reconciliation of cash flow to gross investments	Third quarter		First nine months		Full year 2008
(in NOK billion)	2009	2008	2009	2008

Cash flows to investments	17.0	15.5	56.4	41.1	85.8
Proceeds from sales of assets	0.8	0.5	1.0	4.6	5.4
Financial lease not included in investments	6.4	0.0	6.4	0.0	0.0
Other changes in non-current loans granted and JV balances	0.8	1.1	0.4	2.1	4.2

Gross investments	25.0	17.1	64.2	47.8	95.4

Cash flows used in financing activities in the third quarter of 2009 amounted to NOK 1.8 billion, compared to negative NOK 1.2 billion in the third quarter of 2008. The NOK 3.0 billion change was mainly related to increase in short term borrowings by NOK 1.9 billion in the third quarter of 2009, compared with repayment of short term borrowings by NOK 4.6 billion in the third quarter of 2008. The NOK 5.5 billion change in short term borrowings was partly offset by new long term borrowings by NOK 2.5 billion in the third quarter of 2008, compared to no new long term borrowings in the third quarter of 2009.

Gross financial liabilities were NOK 103.5 billion at 30 September 2009, compared to NOK 54.1 billion at 30 September 2008. The NOK 49.4 billion increase was mainly related to increased non-current financial liabilities of NOK 45.4 billion.

The increase in non-current financial liabilities was mostly attributable to new bonds issued of GBP 800 million due March 2031, EUR 1.2 billion due March 2021, EUR 1.3 billion due March 2015, USD 0.5 billion due April 2014 and USD 1.5 billion due April 2019 corresponding to a total of NOK 41.1 billion, in combination with new financial lease of NOK 6.4 billion relating to a leased FPSO currently in the construction phase which has been recognised as an asset in the balance sheet in the third quarter of 2009.

Net financial liabilities [10] were NOK 71.6 billion at 30 September 2009, compared to negative NOK 0.5 billion at 30 September 2008. The change of NOK 72.1 billion was mainly related to an increase in gross financial liabilities of NOK 49.4 billion, in combination with a decrease in cash, cash equivalents and current financial investments of NOK 24.5 billion and an change in adjustments by NOK 3.1 billion.

The net debt to capital employed ratio [1] was 27.1% at 30 September 2009, compared to negative 0.3% at 30 September 2008. The 27.4 percentage point increase was mainly related to an increase of net financial liabilities of NOK 72.1 billion, in combination with an increase in capital employed of NOK 63.7 billion. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures. [2]

Cash, cash equivalents and current financial investments amounted to NOK 43.0 billion at 30 September 2009, compared to NOK 67.2 billion at 30 September 2008. The NOK 24.2 billion decrease was mainly due to a decrease in cash inflows from revenues in 2009 compared to 2008, in combination with higher net investments in 2009 compared with 2008. Decrease in cash flow from revenues was mainly related to a 31% decrease in oil prices measured in NOK and a 32% decrease in the average price of natural gas measured in NOK since the third quarter of 2008.

Cash and cash equivalents were NOK 31.0 billion at 30 September 2009, compared to NOK 34.4 billion at 30 September 2008. Current financial investments, which is part of our cash management, amounted to NOK 11.9 billion at 30 September 2009, compared to NOK 32.8 billion at 30 September 2008.

Current items (total current assets less total current liabilities) increased by NOK 6.4 billion from NOK 7.4 billion at 30 September 2008 to NOK 13.8 billion at 30 September 2009.

The change was due to a decrease in current liabilities such as taxes payable of NOK 32.2 billion, accounts payable of NOK 5.4 billion, accounts payable related parties of NOK 1.8 billion, derivatives financial instruments of NOK 17.0 billion, offset by a decrease in current assets such as cash and cash equivalents and current financial investments of NOK 24.3 billion, account receivables of NOK 21.4 billion and inventories of NOK 9.8 billion.

First nine months

Cash flows provided by operating activities amounted to NOK 61.2 billion in the first nine months of 2009, compared to NOK 83.2 billion in the first nine months of 2008. The NOK 22.0 billion decrease was mainly due to NOK 51.6 billion in lower cash flow from underlying operations and changes in other non-current items related to operating activities of NOK 8.1 billion when compared to the first nine months of 2008, partly offset by changes in working capital contributing NOK 19.8 billion more in the first nine months of 2009 and NOK 17.8 billion lower tax payments.

Cash flows used in investing activities amounted to NOK 56.4 billion in the first nine months of 2009, compared to NOK 41.1 billion in the first nine months of 2008. The NOK 15.2 billion increase stems from NOK 11.2 billion in increased capital expenditures related to property, plant and equipment and NOK 3.6 billion less in proceeds from sales, partly offset by NOK 0.5 billion in other cash flow changes to investments.

Gross investments amounted to NOK 64.2 billion in the first nine months of 2009 compared to NOK 47.8 billion in the first nine months of 2008.

Cash flow used in financing activities for the first nine months of 2009 amounted to positive NOK 9.0 billion, compared to negative NOK 26.1 billion for the nine months of 2008. The NOK 35.1 billion change was mainly related to NOK 36.2 billion in net changes in long-term borrowing, NOK 4.0 billion in less dividend paid in 2009, partly offset by repayment of short-term borrowings by NOK 4.6 billion in the first nine months of 2009, compared with an increase in short-term borrowings in the first nine months of 2008 of NOK 0.8 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of Non-GAAP measures in Statoil's 2008 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Adjusted earnings
  Adjusted earnings after tax
  Adjusted production cost
  Net debt to capital employed ratio

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

  Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
  Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and that the way it corresponds to our entitlement share of production. The effect on the income for the period is therefore adjusted, to show earnings based upon the production for the period which management believes better reflects operational performance.
  Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
  Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed.
  Gain or loss from sale of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
  Other items of income and expense are also adjusted when the impact on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transaction that are significant which would not necessarily qualify as either usual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

A new functional currency in the parent company and certain subsidiaries has resulted in reduced currency gains and losses included in net financial items. While taxes payable (and current tax expense) are unaffected by this change, taxable income exceeded consolidated IFRS income before tax by approximately NOK 24.5 billion in the first nine months of 2009, thus contributing to a high tax rate for the first nine months of 2009.

The measure adjusted earnings after tax excludes net financial items (the principle line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denomiated financial positions into the currency of the applicable tax return. Therefore, effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better faciliates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitably on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equals the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

	For the three months ended
Reconcilliation of overall operating expenses to production cost	2009			2008
(in NOK billion)	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep

Operating expenses, Statoil Group	13.3	14.0	13.9	16.2	15.1

Deductions of costs not relevant to production cost calculation
1) Business Areas non-upstream	6.1	6.3	6.7	8.5	8.4

Total operating expenses upstream	7.1	7.7	7.2	7.6	6.7

2) Operation over/underlift	(0.7)	(0.1)	0.3	(0.4)	(0.6)
3) Transportation pipeline/vessel upstream	1.3	1.4	1.4	1.3	1.2
4) Miscellaneous items	0.0	0.1	0.0	0.5	0.1

Total operating expenses upstream excl. over/underlift & transportation	6.4	6.4	5.5	6.3	6.1
Total production costs last 12 months	24.6	24.3	23.9	24.2	30.0

5) Grane gas purchase	0.2	0.2	(0.0)	0.6	0.2
6) Restructuring costs from the merger	0.0	0.0	0.0	(1.6)	0.0
7) Change in ownership interest	0.1	(0.2)	(0.3)	0.8	0.0

Total operating expenses upstream for adjusted cost per barrel calculation	6.1	6.4	5.8	6.6	5.9

Production cost summary	Entitlement production		Equity production
	30 September		30 September
(in NOK per boe)	2009	2008	2009	2008

Calculated production cost	37.7	47.4	34.9	43.2
Calculated production cost, excluding restructuring cost from the merger	40.2	39.0	37.2	35.5
Calculated production cost, excluding restructuring and gas injection cost	38.1	36.4	35.3	33.2

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	30 September		Full year 2008
(in NOK billion, except percentages)	2009	2008

Total shareholders' equity	190.5	199.0	214.1
Non-controlling interests	1.8	1.8	2.0

Total equity and minority interest (A)	192.3	200.7	216.1

Short-term debt	13.2	9.2	20.7
Long-term debt	90.3	44.9	54.6

Gross interest-bearing debt	103.5	54.1	75.3

Cash and cash equivalents	31.0	34.4	18.6
Current financial investments	11.9	32.8	9.7

Cash and cash equivalents and current financial investments	42.9	67.2	28.4

Net debt before adjustments (B1)	60.6	(13.2)	46.9

Other interest-bearing elements	5.2	2.3	1,9
Marketing instruction adjustment	(1.4)	(1.5)	(1,7)
Adjustment for project loan	(0.8)	(1.0)	(1,1)

Net interest-bearing debt (B2)	63.6	(13.3)	46.0

Normalisation for cash-build up before tax payment (50% of tax payment)	8.0	12.8	0.0

Net interest-bearing debt (B3)	71.6	(0.5)	46.0

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	258.1	189.8	264.8
Capital employed before normalisation for cash build-up for tax payment (A+B2)	255.9	187.4	262.0
Capital employed (A+B3)	263.9	200.2	262.0

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1))	23.5%	(6.9%)	17.7%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	24.9%	(7.1%)	17.5%
Net debt to capital employed (B3/(A+B3))	27.1%	(0.3%)	17.5%

Reconciliation of adjusted earnings to net operating income

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Statoil group

Items impacting net operating income	Third quarter			First nine months
(in NOK billion)	2009	2008	Change	2009	2008	Change

Net operating income	28.3	47.0	(40%)	88.1	161.1	(45%)

Total revenues and other income	(2.1)	0.4	(625%)	0.3	(4.8)	106%
Change in fair value of derivatives	(2.4)	0.9	(371%)	(3.3)	(4.0)	17%
Inefficient hedge of inventories	(0.6)	(1.5)	60%	0.9	(0.7)	229%
Impairment of investments	0.0	0.0	-	0.0	0.4	(100%)
Reversal of impairment of investments	0.0	0.0	-	(0.3)	0.0	-
Over/underlift	1.3	1.5	(10%)	1.6	1.2	36%
Gain/Loss on sales of assets	0.0	0.0	-	0.0	(1.2)	100%
Eliminations	(0.4)	(0.5)	20%	1.4	(0.5)	380%

Purchase net of inventory variation	0.2	0.9	(78%)	(1.5)	(0.8)	(88%)
Operational storage effects	0.2	0.9	(78%)	(1.5)	(0.8)	(88%)

Operating expenses	(0.3)	0.7	(145%)	(1.8)	1.0	(281%)
Over/underlift	(0.5)	(0.3)	(54%)	(0.3)	(0.1)	(179%)
Other adjustments	0.0	0.1	(100%)	(0.3)	0.2	(248%)
Accrual for take of pay contract	0.1	1.3	(89%)	(1.2)	1.3	(189%)
Eliminations	0.0	(0.4)	100%	0.4	(0.4)	200%
Gain/Loss on sales of assets	0.0	0.0	-	(0.5)	0.0	-

Selling, general and administrative expenses	(0.2)	0.0	-	0.0	0.2	(100%)
Restructuring costs	0.0	0.0	-	0.0	0.2	(100%)
Other adjustments	(0.2)	0.0	-	0.0	0.0	-

Depreciation, amortisation and impairment	5.3	1.9	179%	7.2	1.2	500%
Impairment	5.3	1.8	194%	7.9	1.8	339%
Other adjustments	0.0	0.1	(100%)	0.0	0.3	(100%)
Reversal of impairment	0.0	0.0	-	(0.7)	(0.9)	22%

Exploration expenses	0.0	1.5	(100%)	4.1	2.4	71%
Impairment	0.0	1.3	(100%)	4.1	3.4	21%
Reversal of impairment	0.0	0.0	-	0.0	(1.2)	100%
Other	0.0	0.2	(100%)	0.0	0.2	(100%)

Sum of adjustments	2.9	5.4	(46%)	8.3	(0.8)	1139%
Adjusted earnings	31.2	52.4	(41%)	96.4	160.3	(40%)

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income (in NOK billion)		Third quarter		First nine months
		2009	2008	2009	2008
Net operating income (NOI)	A	28.3	47.0	88.1	161.1
Tax on NOI		20.3	35.2	66.7	116.6
NOI after tax	C = A-B	8.0	11.8	21.4	44.5

Adjustments	D	2.9	5.4	8.3	(0.8)
Tax on adjustments	E	1.6	1.9	1.2	(2.3)

Adjusted earnings after tax	F = C+D-E	9.3	15.4	28.5	46.0

Net financial items	G	3.2	(9.7)	(5.5)	(6.3)
Tax on net financial items	H	4.5	(4.4)	5.2	(2.9)

Net income	I = C+G-H	6.6	6.3	10.6	41.2

END NOTES

  See table under report section "Net debt to capital employed ratio" for a reconciliation of capital employed. Statoil's third quarter 2009 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.
  For a definition of non-GAAP financial measures, see report section "Use and reconciliation of non-GAAP measures".
  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
  FCC margin is an in-house calculated refinery margin benchmark intended to represent a 'typical' upgraded refinery with an FCC (fluid catalytic cracking) unit located in the Rotterdam area based on Brent crude.
  A total of 14 mboe per day in the third quarter of 2009 and 17 mboe in the third quarter of 2008 represent our share of production in an associated company which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.
  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
  Lifting of liquids corresponds to sales of liquids for E&P Norway and International E&P. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas, excluding our share of operational costs and production in an associated company as described in end note 5.
  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the Statoil share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.
  Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, April, June, August, October and December each year.
  These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP measures" for details.
  Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

  Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (The States Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

  All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

  The production guidance for 2012 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.'

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "believe", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements.

All statements other than statements of historical fact, including, among others, statements such as those regarding: plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; impact of facility maintenance activities; expected unit production cost for equity volumes; expected start-up dates for projects and expected production and capacity of projects; expectations of the synergies produced by our recent acquisitions; the expected impact of the current financial crisis on our financial position to obtain short term and long term financing; the projected levels of risk exposure with respect to financial counterparties; the expected impact of USDNOK exchange rate fluctuations on our financial position; oil, gas and alternative fuel price levels and volatility; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements.

These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; the political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes in laws and governmental regulations; the timing of bringing new fields on stream; material differences from reserves estimates; an inability to find and develop reserves; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; the actions of competitors; the actions of field partners; industrial actions by workers; natural disasters and adverse weather conditions and other changes to business conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil's web site at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual results or changes in our expectations.

Financial statements

3rd quarter 2009

CONSOLIDATED STATEMENTS OF INCOME
	For the three months		For the nine months		For the year ended
	ended 30 September		ended 30 September		31 December
	2009	2008	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES AND OTHER INCOME
Revenues	122,446	173,843	339,706	502,147	651,977
Net income (loss) from associated companies	603	367	1,213	646	1,283
Other income	12	274	145	2,502	2,760

Total revenues and other income	123,061	174,484	341,064	505,295	656,020

OPERATING EXPENSES
Purchases [net of inventory variation]	(59,624)	(93,947)	(150,358)	(253,398)	(329,182)
Operating expenses	(13,255)	(15,130)	(41,207)	(43,182)	(59,349)
Selling, general and administrative expenses	(2,292)	(2,350)	(8,088)	(7,654)	(10,964)
Depreciation, amortisation and net impairment losses	(17,557)	(11,407)	(41,558)	(29,187)	(42,996)
Exploration expenses	(2,075)	(4,644)	(11,756)	(10,815)	(14,697)

Total operating expenses	(94,803)	(127,478)	(252,967)	(344,236)	(457,188)

Net operating income	28,258	47,006	88,097	161,059	198,832

FINANCIAL ITEMS
Net foreign exchange gains (losses)	1,952	(13,767)	322	(9,626)	(32,563)
Interest income and other financial items	633	3,974	2,867	5,232	12,207
Interest and other finance expenses	654	53	(8,657)	(1,920)	1,991

Net financial items	3,239	(9,740)	(5,468)	(6,314)	(18,365)

Income before tax	31,497	37,266	82,629	154,745	180,467

Income tax	(24,856)	(30,990)	(71,993)	(113,513)	(137,197)

Net income	6,641	6,276	10,636	41,232	43,270

Attributable to:
Equity holders of the company	7,408	6,503	11,152	41,251	43,265
Non-controlling interests (Minority interest)	(767)	(227)	(516)	(19)	5
	6,641	6,276	10,636	41,232	43,270

Earnings per share for income attributable to equity holders of the company - basic and diluted	2.33	2.04	3.50	12.95	13.58

Dividend declared and paid per ordinary share	-	-	7.25	8.50	8.50

Weighted average number of ordinary shares outstanding	3,183,568,449	3,185,821,248	3,184,196,695	3,186,199,738	3,185,953,538

See notes to the quarterly Consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	For the three months ended 30 September		For the nine months ended 30 September		For the year ended 31 December
	2009	2008	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	6,641	6,276	10,636	41,232	43,270

Foreign currency translation differences	(5,845)	12,419	(11,578)	8,201	30,880
Actuarial gains (losses) on employee retirement benefit plans	(151)	(8)	(550)	581	(7,945)
Change in fair value of available for sale financial assets	0	(11)	(66)	(1,080)	(1,362)
Income tax on income and expense recognised directly in equity	173	3	374	(88)	(802)

Other comprehensive income	(5,823)	12,403	(11,820)	7,614	20,771

Total comprehensive income	818	18,679	(1,184)	48,846	64,041

Attributable to:
Equity holders of the parent company	1,585	18,906	(668)	48,865	64,036
Non-controlling interests (Minority interest)	(767)	(227)	(516)	(19)	5
	818	18,679	(1,184)	48,846	64,041

CONSOLIDATED BALANCE SHEETS
	At 30 September	At 31 December	At 30 September
	2009	2008	2008
(in NOK million)	(unaudited)		(unaudited)

ASSETS
Non-current assets
Property, plant and equipment	336,038	329,841	289,698
Intangible assets	55,674	66,036	47,990
Investments in associated companies	11,258	12,640	12,051
Deferred tax assets	2,782	1,302	1,104
Pension assets	26	30	1,346
Financial investments	12,604	16,465	13,906
Derivative financial instruments	0	2,383	676
Financial receivables	4,605	4,914	3,750

Total non-current assets	422,987	433,611	370,521

Current assets
Inventories	15,598	15,151	25,352
Trade and other receivables	57,388	69,931	74,725
Current tax receivable	48	3,840	861
Derivative financial instruments	28,031	27,505	26,307
Financial investments	11,902	9,747	32,823
Cash and cash equivalents	31,048	18,638	34,416

Total current assets	144,015	144,812	194,484

TOTAL ASSETS	567,002	578,423	565,005

EQUITY AND LIABILITIES
Equity
Share capital	7,972	7,972	7,972
Treasury shares	(14)	(9)	(8)
Additional paid-in capital	41,508	41,450	41,412
Additional paid-in capital related to treasury shares	(765)	(586)	(505)
Retained earnings	136,173	147,998	155,296
Other reserves	5,627	17,254	(5,215)

Statoil shareholders' equity	190,501	214,079	198,952

Non-controlling interests (Minority interest)	1,785	1,976	1,752

Total equity	192,286	216,055	200,704

Non-current liabilities
Financial liabilities	90,323	54,606	44,927
Deferred tax liabilities	74,886	68,144	67,604
Pension liabilities	22,339	25,538	19,269
Assets retirement obligations, other provisions and other liabilities	56,957	54,359	45,420

Total non-current liabilities	244,505	202,647	177,220

Current liabilities
Trade and other payables	60,591	61,200	72,312
Current tax payable	52,642	57,074	84,798
Financial liabilities	13,207	20,695	9,157
Derivative financial instruments	3,771	20,752	20,814

Total current liabilities	130,211	159,721	187,081

Total liabilities	374,716	362,368	364,301

TOTAL EQUITY AND LIABILITIES	567,002	578,423	565,005

See notes to the quarterly Consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited, in NOK million)	Statoil shareholders' equity	Non-controlling interests (Minority interest)	Total

At 1 January 2009	214,079	1,976	216,055
Net income	11,152	(516)	10,636
Income and expense recognised directly in equity*	(11,820)	-	(11,820)
Dividend declared and paid	(23,085)	-	(23,085)
Other equity transactions	175	325	500

At 30 September 2009	190,501	1,785	192,286

(unaudited, in NOK million)	Statoil shareholders' equity	Non-controlling interests (Minority interest)	Total

At 1 January 2008	177,275	1,792	179,067
Net income	41,251	(19)	41,232
Income and expense recognised directly in equity*	7,614	-	7,614
Dividend declared and paid	(27,082)	-	(27,082)
Other equity transactions	(106)	(21)	(127)

At 30 September 2008	198,952	1,752	200,704

*For detailed information, see Consolidated statements of comprehensive income: Other comprehensive income.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the nine months ended 30 September		For the year ended 31 December
	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Income before tax	82,629	154,745	180,467

Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation, amortisation and net impairment losses	41,558	29,187	42,996
Exploration expenditures written off	5,198	3,379	3,872
(Gains) losses on foreign currency transactions and balances	8,797	4,165	15,243
(Gains) losses on sales of assets and other items	(592)	(2,276)	(2,704)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(447)	(7,724)	2,470
• (Increase) decrease in trade and other receivables	12,607	(5,719)	(1,129)
• (Increase) decrease in net current financial derivative instruments	(17,507)	7,968	6,708
• (Increase) decrease in current financial investments	(2,155)	(29,464)	(6,388)
• Increase (decrease) in trade and other payables	(1,124)	6,472	(5,466)

Taxes paid	(64,395)	(82,222)	(139,604)
(Increase) decrease in non-current items related to operating activities	(3,366)	4,712	6,068

Cash flows provided by operating activities	61,203	83,223	102,533

INVESTING ACTIVITIES
Additions through business combinations	0	0	(13,120)
Additions to property, plant and equipment	(49,566)	(39,135)	(58,529)
Exploration expenditures capitalised	(6,163)	(4,580)	(6,821)
Changes in other intangibles	(734)	(1,546)	(10,828)
Change in long-term loans granted and other long-term items	(887)	(436)	(1,910)
Proceeds from sale of assets	987	4,566	5,371

Cash flows used in investing activities	(56,363)	(41,131)	(85,837)

FINANCING ACTIVITIES
New long-term borrowings	41,146	2,596	2,596
Repayment of long-term borrowings	(4,526)	(2,154)	(2,864)
Distribution to non-controlling interests	325	(21)	179
Dividend paid	(23,085)	(27,082)	(27,082)
Treasury shares purchased	(255)	(225)	(308)
Net short-term borrowings, bank overdrafts and other	(4,629)	781	10,450

Cash flows used in financing activities	8,976	(26,105)	(17,029)

Net increase (decrease) in cash and cash equivalents	13,816	15,987	(333)

Effect of exchange rate changes on cash and cash equivalents	(1,406)	165	707
Cash and cash equivalents at the beginning of the period	18,638	18,264	18,264

Cash and cash equivalents at the end of the period	31,048	34,416	18,638

See notes to the quarterly Consolidated financial statements.

1 ORGANISATION AND BASIS OF PREPARATION

General information

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway.

Effective 1 October 2007, Statoil ASA merged with the oil and gas activities of Norsk Hydro ASA (Hydro Petroleum) and Statoil ASA's name changed to StatoilHydro ASA. As of 1 November 2009 the name was changed back to Statoil ASA. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

Organisation
Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) were until 31 December 2008 owned by Statoil ASA and by Statoil Petroleum AS. With effect from 1 January 2009, Statoil ASA transferred the ownership of its NCS net assets to Statoil Petroleum AS, a 100% owned operating subsidiary. Following the transfer, all NCS net assets are owned by Statoil Petroleum AS and effective from the same date, Statoil Petroleum AS became the co-obligor of certain existing debt securities of Statoil ASA that are registered under the US Securities Act of 1933 and irrevocably assumed and agreed to perform the payment and covenant obligations for the related debt securities, and also became co-obligor or guarantor of certain other debt obligations of Statoil ASA.

As a result of this group internal reorganisation, the nature of Statoil ASA's operations and transactions were changed so that the functional currency of the company also changed from NOK to USD effective as of the same date and with prospective effect. The functional currency of Statoil Petroleum AS has not changed and remains NOK. The presentation currency for the Statoil group remains NOK.

Basis of preparation

These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. The interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for a complete set of financial statements. These interim financial statements should be read in conjunction with the annual financial statements. A detailed description of the accounting policies used is included in the Statoil annual financial statements for 2008. There have been no significant changes in accounting policies compared to the annual financial statements. The interim financial statements are unaudited.

With effect from 1 January 2009 Statoil adopted amendments to IAS 1 Presentation of Financial Statements issued in September 2007. The Statement of recognised income and expenses has been replaced with the Consolidated statement of comprehensive income and the Consolidated statement of changes in equity which Statoil previously presented in the Equity note. The Consolidated statement of changes in equity shows changes in non-controlling interests separately. Statoil also adopted other required amendments to standards and improvements to IFRSs effective 1 January 2009, with no significant impact on the interim financial statements, as further described in the 2008 annual financial statement's note on significant accounting policies.

The financial statements provide, in the opinion of management, a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements
The Group is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, interest rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition the results of the Group are influenced in each period by the level of production, which in the short term may be influenced by for instance maintenance programmes. In the long term, the results are impacted by the success of exploration and field development activities.

2 FINANCIAL LIABILITIES AND FINANCIAL ITEMS

On 11 March 2009 Statoil ASA executed the issuance of a GBP 0.8 billion bond maturing in March 2031, a EUR 1.2 billion bond maturing in March 2021 and a EUR 1.3 billion bond maturing in March 2015. All bonds were issued under Statoil ASA's Euro Medium Term Note Programme and have been listed on the London Stock Exchange.

On 23 April 2009 Statoil ASA executed the issuance of a USD 0.5 billion bond maturing in April 2014 and a USD 1.5 billion bond maturing in April 2019. These registered bonds were issued under the Registration Statement on Form F-3 ("Shelf Registration") filed with the SEC in the United States.

On 15 October 2009 Statoil ASA executed the issuance of a USD 0.9 billion bond maturing in October 2014. The registered bond was issued under the Registration Statement on Form F-3 ("Shelf Registration") filed with the SEC in the United States.

All of the bonds are guaranteed by Statoil Petroleum AS.

Non-current financial liabilities include a financial lease obligation of NOK 6.4 billion relating to a leased Floating Production Storage and Offloading Vessel (FPSO) currently under development, which has been recognised as an asset in the balance sheet at 30 September 2009.

	For the three months ended 30 September		For the nine months ended 30 September		For the year ended 31 December
(in NOK million)	2009	2008	2009	2008	2008

Foreign exchange gains (losses) non-current financial liabilities	0	(5,142)	0	(2,737)	(11,252)
Foreign exchange gains (losses) derivative financial instruments	3,992	(12,558)	9,991	(7,074)	(25,001)
Foreign exchange gains (losses) taxes payable	(94)	0	(1,662)	0	0
Other foreign exchange gains (losses)	(1,947)	3,932	(8,006)	185	3,690
Net foreign exchange gains (losses)	1,952	(13,767)	322	(9,626)	(32,563)

Dividends received	11	189	82	385	290
Gains (losses) financial investments	314	2,387	651	762	4,796
Interest income financial investments	68	244	283	702	975
Interest income non-current financial receivables	22	40	78	88	130
Interest income current financial assets and other financial income	218	1,114	1,773	3,295	6,016
Interest income and other financial items	633	3,974	2,867	5,232	12,207

Capitalised borrowing costs	403	245	1,183	793	1,225
Accretion expense asset retirement obligation	(613)	(544)	(1,842)	(1,560)	(2,107)
Interest expense non-current financial liabilities incl. derivatives	(593)	(143)	(1,800)	(1,125)	(1,850)
Gains (losses) derivative financial instruments	1,788	697	(4,199)	505	5,632
Interest expense current financial liabilities and other finance expenses	(331)	(202)	(1,999)	(533)	(909)
Interest and other finance expenses	654	53	(8,657)	(1,920)	1,991
Net financial items	3,239	(9,740)	(5,468)	(6,314)	(18,365)

Foreign exchange gains and losses derivative financial instruments include fair value changes of currency swap positions related to liquidity and currency risk management. The 9% weakening of the US dollar versus the NOK for the third quarter of 2009 resulted in fair value gains on these positions which are recognised in the Consolidated statements of income.

Effective 1 January 2009 the functional currency changed to US dollar for the parent company. As a result US dollar denominated non-current financial liabilities that impacted Net foreign exchange gains (losses) in 2008, do not impact the Consolidated statements of income in 2009. Correspondingly, NOK denominated taxes payable impact Net foreign exchange gains (losses) in 2009, but had no impact on the Consolidated statements of income in 2008.

Gains (losses) derivative financial instruments include fair value changes of interest rate swap positions which are used to manage the interest rate risk on external loans. Decreasing USD interest rates during the three month period ended 30 September 2009 resulted in fair value gains on these positions of NOK 1.8 billion and increasing USD interest rates during the nine month period ended 30 September 2009 resulted in fair value losses on these positions of NOK 4.2 billion.

Included in Interest expense current financial liabilities and other finance expenses for the nine month period ended 30 September 2009 is an impairment loss of NOK 1.1 billion related to an investment in a refinery company. For further details see note 4.

All hedge accounting relationships, related to a portion of the non-current debt portfolio, have been discontinued in the first quarter of 2009. Fair value adjustments of NOK 2.5 billion previously recorded on the loans in accounting hedge will prospectively be amortised over the remaining life of these loans (14 to 19 years). The amortised income recognised in Gains (losses) derivative financial instruments for the third quarter of 2009 is insignificant.

3 INCOME TAX

	For the three months		For the nine months		For the year ended
	ended 30 September		ended 30 September		31 December
(in NOK million)	2009	2008	2009	2008	2008

Income before tax	31,497	37,266	82,629	154,745	180,467
Income tax	(24,856)	(30,990)	(71,993)	(113,513)	(137,197)
Equivalent to a tax rate of	78.9%	83,2%	87.1%	73,4%	76,0%

The income tax rate for the third quarter of 2009 was 78.9% (87.1% for the first nine months of 2009), compared to a tax rate of 83.2% in the third quarter of 2008 (73.4% for the first nine months of 2008). For the third quarter the decrease in the tax rate from 2008 to 2009 was mainly due to deferred tax income caused by currency effects in companies that are taxable in other currencies than the functional currency. This was partly offset by a relatively higher share of operating income from the NCS, which is subject to a higher than average tax rate, and impairment losses in entities which are subject to lower than average tax rates.

For the first nine months the increase in the tax rate from 2008 to 2009 was mainly due to significant taxable exchange gains, which do not have an impact on the Statements of income in companies whose functional currency is now USD. In addition, the tax rate increased due to a relatively higher share of operating income from the NCS, which is subject to a higher than average tax rate, and impairment losses in entities which are subject to lower than average tax rates.

4 SEGMENTS

Statoil manages its operations in four operating segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

The "Other" section consists of the activities of Corporate services, Corporate centre, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

Operating segments align with internal management reporting to the Group's chief operating decision maker, defined as the Corporate Executive Committee (CEC). The operating segments are determined based on differences in the nature of their operations, products, services and geographical location of the activity. The measure of segment profit is Net operating income. Financial items and tax expense are not allocated to the operating segments. The measurement basis for the net operating income for each operating segment follows the accounting principles used in the financial statements.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total

Three months ended
30 September 2009
Revenues third party and Other income	1,916	3,402	19,991	96,997	152	0	122,458
Revenues inter-segment	36,821	7,715	253	755	580	(46,124)	0
Net income (loss) from associated companies	12	288	252	67	(16)	0	603

Total revenues and other income	38,749	11,405	20,496	97,819	716	(46,124)	123,061

Net operating income	25,855	860	4,018	(2,569)	(266)	360	28,258

Three months ended
30 September 2008
Revenues third party and Other income	(1,503)	1,546	25,049	148,899	126	0	174,117
Revenues inter-segment	54,243	9,190	117	217	489	(64,256)	0
Net income (loss) from associated companies	9	257	75	42	(16)	0	367

Total revenues and other income	52,749	10,993	25,241	149,158	599	(64,256)	174,484

Net operating income	40,429	583	3,508	2,028	(510)	968	47,006

Nine months ended
30 September 2009
Revenues third party and Other income	2,004	8,809	75,539	252,774	725	0	339,851
Revenues inter-segment	113,592	20,802	933	1,741	1,639	(138,707)	0
Net income (loss) from associated companies	53	631	365	203	(39)	0	1,213

Total revenues and other income	115,649	30,242	76,837	254,718	2,325	(138,707)	341,064

Net operating income	76,452	(272)	14,897	(478)	(693)	(1,809)	88,097

Nine months ended
30 September 2008
Revenues third party and Other income	7,182	8,086	70,861	416,054	2,466	0	504,649
Revenues inter-segment	167,069	29,204	1,352	655	1,441	(199,721)	0
Net income (loss) from associated companies	26	680	(169)	157	(48)	0	646

Total revenues and other income	174,277	37,970	72,044	416,866	3,859	(199,721)	505,295

Net operating income	136,453	14,407	4,947	4,134	208	910	161,059

In the International Exploration and Production segment, the Group recognised impairment losses of NOK 1.8 billion in the third quarter of 2009 which relates to assets in the Gulf of Mexico. The basis for the impairment losses are value in use estimates triggered by reduction in reserve estimates. The impairment losses have been presented as Depreciation, amortisation and net impairment losses on the basis of their nature as property, plant and equipment (development and producing assets).

In the third quarter 2008, the Group recognised impairment losses of NOK 3.1 billion related to the International Exploration and Production segment, mainly related to the Gulf of Mexico. The impairment losses were presented as Exploration expenses of NOK 1.3 billion and Depreciation, amortisation and net impairment losses of NOK 1.8 billion on the basis of their nature as intangible assets (exploration assets) and property, plant and equipment (development and producing assets), respectively.

For the nine months ending 30 September 2009, the International Exploration and Production segment recognised net impairment losses of NOK 5.7 billion, mainly related to assets in the Gulf of Mexico. The net impairment losses consist of impairment losses of NOK 6.2 billion and reversals of previous periods impairment losses of NOK 0.5 billion. The net impairment losses have been presented as Exploration expenses of NOK 4.1 billion and Depreciation, amortisation and net impairment losses of NOK 1.6 billion on the basis of their nature as intangible assets (exploration assets) and property, plant and equipment (development and producing assets), respectively.

In the nine months ending 30 September 2008 the Group recognised impairment losses of NOK 5.2 billion and reversals of impairment losses of NOK 2.0 billion related to the International Exploration and Production segment. The net impairment losses were presented as Exploration expense of NOK 0.4 billion and Depreciation, amortisation and net impairment losses of NOK 2.8 billion on the basis of their nature as intangible assets (exploration assets) and property, plant and equipment (development and producing assets), respectively.

In the Manufacturing and Marketing segment an impairment loss of 3.2 billion was recognised in the third quarter of 2009 related to a refinery. The basis for the impairment loss is value in use estimates triggered by decreasing expectations on refining margins in NOK. For the nine months ending 30 September 2009 the Group has recognised impairment losses of NOK 5.4 billion related to refinery assets in the Manufacturing and Marketing segment. The impairment losses have been presented as Depreciation, amortisation and net impairment losses.

In addition, the Group recognised an impairment loss of NOK 1.1 billion in the second quarter 2009 related to an investment in a refinery company which was classified as an available for sale financial asset. This impairment loss was not allocated to a specific segment but was presented as a financial item.

In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate of 6.5% for the third quarter.

In the Manufacturing and Marketing segment, a provision of NOK 1.3 billion related to a take or pay contract was expensed in the third quarter of 2008. The Provision was reversed and consequently reduced Operating expenses in the first quarter of 2009.

5 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2008	329,841	66,036
Additions	64,984	7,522
Transfers	4,331	(4,331)
Disposals	(163)	(158)
Expensed exploration expenditures previously capitalised	-	(5,198)
Depreciation, amortisation and net impairment losses	(41,143)	(415)
Effect of foreign currency translation adjustments	(21,812)	(7,781)
Balance at 30 September 2009	336,038	55,674

During 2009 the asset retirement obligation has increased by NOK 6.1 billion, mainly due to a reduction in the discount rate used to calculate the net present value. The corresponding increase in the removal asset is included in the line item "Additions" in the table above.

6 PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Statoil ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and Statoil related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed that the MPE will receive similar treatment as the four Åsgard partners with respect to the disputed issues. On the basis of the declaration, the MPE alleged the right to compensation and initiated legal proceedings against Statoil on 29 April 2008 in a writ involving a multi-component claim. The aggregate principal exposure for the claim is estimated to be between NOK 4 and 7 billion after tax. Statoil rejects the MPE claim. The legal hearing opened in Stavanger district court on 19 October 2009. While it is not possible to predict the outcome of this legal action, Statoil believes it has valid defences and will continue to defend the claim. However due to the possible prolonged nature of litigation process, the timing and any amounts of an eventual resolution are highly uncertain.

During the fourth quarter of 2008 ExxonMobil, the final Åsgard partner at the time of the original dispute, issued a similar writ with a compensation claim approximating an estimated exposure of up to NOK 1 billion after tax. The dispute with ExxonMobil was settled in October 2009. The impact of this settlement on the consolidated financial statements is not material.

Statoil was informed on 26 September 2007 of possible consultancy agreements and transactions associated with Hydro's petroleum activities in Libya, which were transferred to Statoil as of 1 October 2007 as part of the merger with Hydro Petroleum, and which could be in conflict with applicable Norwegian and US anti-corruption legislation. Following a preliminary assessment by Statoil, an external review of the relevant aspects was initiated. The external US and Norwegian legal counsels that have conducted the review delivered their report to Statoil ASA's CEO on 6 October 2008. The report has also been delivered to the National Authority for Investigation and Prosecution of Economic and Environmental Crime in Norway (Økokrim), the US Department of Justice, the US Securities and Exchange Commission and Libyan authorities. The report does not draw any legal conclusions. In accordance with the mandate for the review, the report entails the facts relevant to applicable Norwegian and US anti-corruption legislation to which Statoil ASA may be subject as a result of the merger. Økokrim informed on May 15, 2009 that there will be no investigations related to the international activities of former Hydro Oil & Energy.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its accounts for probable liabilities related to litigation and claims based on the Company's best judgement. Statoil does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

4 November 2009

/s/ Eldar Sætre
Eldar Sætre
Chief Financial Officer